UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: August 31, 2023

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-271842.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2023 and 2022 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2022 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2023.

This Report contains and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, TCE rates (as defined herein), and Navios Partners’ expected cash flow generation, future contracted revenues, future distributions and its ability to make distributions going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, its ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters and Navios Partners’ ability to refinance its debt on attractive terms, or at all. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, the economic condition of the markets in which we operate, shipyards performing scrubber installations, construction of newbuilding vessels, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, wars, sanctions, diseases, pandemics, political events, piracy or acts by terrorists; uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long- term time charters, our ability to maximize the use of our vessels, expected demand in the dry and liquid cargo shipping sectors in general and the demand for our drybulk, containerships and tanker vessels in particular, fluctuations in charter rates for drybulk, containerships and tanker vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, fluctuation in interest rates and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023, increases in costs and expenses, including but not limited to: crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the SEC, including its Form 20-F and Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Table of Contents	2

Recent Developments

In August 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Assuming the exercise of the option at the end of the 10-year period, the bareboat agreements reflect an implied price of approximately $41.5 million per vessel and an implied effective interest rate of approximately 7.0%. The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. The closing of the transaction is subject to completion of customary documentation.

In August 2023, Navios Partners agreed to acquire from an unrelated third party, the Navios Horizon I, a 2019-built Kamsarmax vessel of 81,692 dwt (previously chartered-in) for an acquisition price of $28.0 million. The delivery of the vessel is expected within the third quarter of 2023.

During the second quarter of 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Assuming the exercise of the option at the end of the 10-year period, the bareboat agreements reflect an implied price of approximately $40.2 million per vessel and an implied effective interest rate of approximately 7.0%. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026 and the first half of 2027. The closing of the transaction is subject to completion of customary documentation.

On May 10, 2023, Navios Partners agreed to sell the Lumen N, a 2008-built LR1 vessel of 63,599 dwt, to an unrelated third party, for a net sales price of $21.6 million. The sale was completed on July 7, 2023.

Overview

We are an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Olympos Maritime Ltd. is our general partner (the “General Partner”).

As of August 25, 2023, there were 30,184,388 outstanding common units and 622,296 general partnership units. Navios Maritime Holdings Inc. (“Navios Holdings”) currently owns an approximately 10.3% ownership interest in Navios Partners and the General Partner currently owns an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

Table of Contents	3

 Fleet

Navios Partners’ fleet consists of 81 drybulk vessels, 47 containerships and 49 tanker vessels, including 12 newbuilding tanker vessels (six Aframax/LR2 and six MR2 Product Tanker chartered-in vessels under bareboat contracts), that are expected to be delivered through 2027 and 12 newbuilding containerships (ten 5,300 TEU and two 7,700 TEU), that are expected to be delivered through 2025.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil and/or refined petroleum products. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to twelve years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium and long-term charters.

The following table provides summary information about our fleet as of August 25, 2023:

Owned Drybulk Vessels	Type	Built	Capacity	Charter-Out	Index(2)	Expiration
			(DWT)	Rate(1)		Date(3)
Navios Christine B	Ultra-Handymax	2009	58,058	—	100.0% average BSI 58 10TC	Oct-23
Navios Celestial	Ultra-Handymax	2009	58,063	$11,400	No	Sep-23
				—	100% average BSI 58 10TC	May-25
Navios Vega	Ultra-Handymax	2009	58,792	—	Scheduled repairs	—
Navios La Paix	Ultra-Handymax	2014	61,485	—	111.0% average BSI 58 10TC	Jul-24
Navios Hyperion	Panamax	2004	75,707	$19,000	No	Nov-23
Navios Orbiter	Panamax	2004	76,602	—	100.0% average BPI 4TC	Dec-23
Navios Hope	Panamax	2005	75,397	—	100.0% average BPI 4TC	Sep-23
				$11,550	No	Dec-23
				—	100.0% average BPI 4TC	Jun-24
Navios Taurus	Panamax	2005	76,596	—	100.0% average BPI 4TC	Sep-23
				$11,887	No	Dec-23
				—	100.0% average BPI 4TC	Mar-24
Navios Sun	Panamax	2005	76,619	$16,844	No	Sep-23

				—	100.0% average BPI 4TC	Dec-23
Navios Asteriks(24)	Panamax	2005	76,801	—	100.0% average BPI 4TC	Sep-23
Navios Helios	Panamax	2005	77,075	—	100.0% average BPI 4TC	Sep-23
				$11,694	No	Dec-23
				—	100.0% average BPI 4TC	Jan-24
Navios Apollon I	Panamax	2005	87,052	—	105.0% average BPI 4TC	Sep-23
N Amalthia	Panamax	2006	75,318	—	90.0% average BPI 82	Sep-23
				$12,332	No	Dec-23
				—	90.0% average BPI 82	Apr-24
Navios Sagittarius(5)	Panamax	2006	75,756	—	100.0% average BPI 4TC	Nov-23
Navios Galileo	Panamax	2006	76,596	—	89.0% average BPI 82	Jan-24
N Bonanza	Panamax	2006	76,596	$16,363	No	Sep-23
				$11,935	No	Dec-23
				—	100.0% average BPI 4TC	Apr-24
Navios Harmony	Panamax	2006	82,790	$9,025	No	Nov-23
Copernicus N	Panamax	2010	93,062	—	107.0% average BPI 4TC	Sep-23

Unity N	Panamax	2011	79,642	—	100.0% average BPI 4TC	Dec-23
Odysseus N	Panamax	2011	79,642	—	100.0% average BPI 4TC	Nov-23
Rainbow N	Panamax	2011	79,642	—	100.0% average BPI 4TC	Nov-23
Navios Avior	Panamax	2012	81,355	—	100.0% average BPI 82	Sep-23
				$12,954	No	Dec-23
				—	100.0% average BPI 82	Feb-24

Table of Contents	4

Navios Centaurus	Panamax	2012	81,472	—	101.0% average BPI 82	Sep-23
				$13,084	No	Dec-23
				—	101.0% average BPI 82	Jul-24
Navios Victory	Panamax	2014	77,095	—	106.75% average BPI 4TC	Oct-23
Navios Alegria(24)	Panamax	2016	84,852	$14,197	No	Jul-24
Navios Sphera	Panamax	2016	84,872	—	108% of average BPI 82	Sep-23
				$13,343	No	Dec-23
				$11,628	No	Mar-24
				—	108% of average BPI 82	Apr-24
Navios Sky(5)	Panamax	2015	82,056	—	105.0 % average BPI 82	Sep-23
				$13,073	No	Dec-23
				—	105.0 % average BPI 82	Sep-24
Navios Uranus(6)	Panamax	2019	81,821	$15,593	No	Dec-23
Navios Herakles I(6)	Panamax	2019	82,036	—	115.0% average BPI 82	Sep-23
				$13,696	No	Oct-23
				$13,517	No	Dec-23
				$11,684	No	Mar-24
				$13,733	No	Jun-24
				—	113.5% average BPI 82	Jul-24
Navios Galaxy II(6)	Panamax	2020	81,789	$14,520	No	Sep-23
				$13,184	No	Dec-23
				—	112.5% average BPI 82	Mar-24
				$13,612	No	Jun-24
				—	112.5% average BPI 82	Dec-24
Navios Felicity I(6)	Panamax	2020	81,962	$14,919	No	Dec-23
Navios Magellan II(6)	Panamax	2020	82,037	$13,837	No	Sep-23
				$13,298	No	Dec-23
				—	112.0% average BPI 82	Feb-24
Navios Primavera(5)	Panamax	2022	82,003	—	112.0% average BPI 82	Sep-23
				—	115.0% average BPI 82	Sep-24
Navios Meridian(5)	Panamax	2023	82,010	$13,975	No	Sep-23
				$13,426	No	Dec-23
				—	115.5% average BPI 82	Jan-24
Navios Beaufiks(5)	Capesize	2004	180,310	$22,563	No	Sep-23
Navios Fantastiks(5)	Capesize	2005	180,265	$18,911	No	Dec-23
Navios Stellar(5)	Capesize	2009	169,001	—	99.0% average BCI 5TC	Apr-24
Navios Aurora II	Capesize	2009	169,031	—	99.0% average BCI 5TC	May-24
Navios Happiness	Capesize	2009	180,022	$20,710	No	Dec-23
Navios Bonavis(5)	Capesize	2009	180,022	—	107.0% average BCI 5TC	Apr-24
Navios Phoenix(5)	Capesize	2009	180,242	—	100.0% average BCI 5TC + $1,905 per day	Jan-24
Navios Sol(5)	Capesize	2009	180,274	$20,378	No	Dec-23
				—	110.0% average BCI 5TC	Apr-24
Navios Lumen(5)	Capesize	2009	180,661	—	107.0% average BCI 5TC	Apr-24
Navios Pollux(5)	Capesize	2009	180,727	—	100.0% of pool earnings	Oct-23
Navios Antares(5)	Capesize	2010	169,059	—	100.0% average BCI 5TC	Jan-24
Navios Symphony	Capesize	2010	178,132	—	104.5% average BCI 5TC	Jan-24
Navios Melodia	Capesize	2010	179,132	—	105.0% average BCI 5TC	Apr-24
Navios Luz	Capesize	2010	179,144	—	106.0% average BCI 5TC	May-24
Navios Etoile	Capesize	2010	179,234	—	105.0% average BCI 5TC	Feb-24
Navios Buena Ventura	Capesize	2010	179,259	—	105.0% average BCI 5TC	Feb-24
Navios Bonheur	Capesize	2010	179,259	—	103.0% average BCI 5TC	Dec-23
Navios Fulvia	Capesize	2010	179,263	—	105.0% average BCI 5TC	Feb-24
Navios Aster	Capesize	2010	179,314	$22,721	No	Sep-23
				—	108.0% average BCI 5TC	Dec-23
Navios Ace(5)	Capesize	2011	179,016	—	107.25% average BCI 5TC	Mar-24
Navios Altamira	Capesize	2011	179,165	—	107.0% average BCI 5TC	Mar-24
Navios Azimuth	Capesize	2011	179,169	—	105.0% average BCI 5TC	Feb-24
Navios Koyo	Capesize	2011	181,415	—	118.0% average BCI 5TC	Sep-23
				$19,057	No	Dec-23
				—	118.0% average BCI 5TC	Apr-24

Table of Contents	5

Navios Ray(5)	Capesize	2012	179,515	$19,950	No	Dec-23
				—	105.0% average BCI 5TC	Feb-24
Navios Joy	Capesize	2013	181,389	—	Freight Voyages	Aug-25
Navios Gem	Capesize	2014	181,336	—	128.0% average BCI 5TC	Jan-24
Navios Canary(24)	Capesize	2015	180,528	$24,819	No	Dec-23
Navios Corali(24)	Capesize	2015	181,249	$25,201	No	Oct-23
				—	132.0% average BCI 5TC	Nov-23
				—	100.0% average BCI 5TC + $4,085 per day	Sep-23
Navios Felix(24)	Capesize	2016	181,221	$18,905	No	Dec-23
				—	100.0% average BCI 5TC + $4,085 per day	Jan-24
Navios Mars	Capesize	2016	181,259	—	126.0% average BCI 5TC	Dec-23
Navios Armonia(6)	Capesize	2022	182,079	$20,750	No	Sep-27
Navios Azalea(6)	Capesize	2022	182,064	$19,950	No	Nov-27
Navios Astra(25)	Capesize	2022	182,392	$21,000	No	Aug-27
Navios Altair(6)	Capesize	2023	182,115	$19,600	No	Nov-27
Navios Sakura(6)	Capesize	2023	182,169	$19,550	No	Mar-28
Navios Amethyst(6)	Capesize	2023	182,212	$19,550	No	Feb-28

Owned Containerships	Type	Built	Capacity	Charter-Out	Index(2)	Expiration
			(TEU)	Rate(1)		Date(3)
Navios Summer(5)	Containership	2006		$39,795	No	May-24
			3,450	$30,320	No	May-25
				$20,845	No	May-26
				$34,110	No	Jul-26
Navios Verano (5)	Containership	2006	3,450	$18,818	No	Apr-26
Hyundai Hongkong(7)	Containership	2006	6,800	$30,119	No	Dec-23
				$21,083	No	Dec-28
Hyundai Singapore(7)	Containership	2006	6,800	$30,119	No	Dec-23
				$21,083	No	Dec-28
Hyundai Busan(7)	Containership	2006	6,800	$30,119	No	Aug-24
				$21,083	No	Aug-29
Hyundai Shanghai(7)	Containership	2006	6,800	$30,119	No	Aug-24
				$21,083	No	Aug-29
Hyundai Tokyo(7)	Containership	2006	6,800	$30,119	No	Dec-23
				$21,083	No	Dec-28
Protostar N	Containership	2007	2,741	$46,556	No	Nov-25
Navios Spring(5)	Containership	2007	3,450	$58,500	No	May-25
Matson Lanai(5)	Containership	2007	4,250	$55,794	No	Jul-25
Navios Indigo(5)	Containership	2007		$43,875	No	Apr-24
			4,250	$34,125	No	Apr-25
				$24,375	No	Apr-26
				$41,438	No	Aug-26
Navios Vermilion(5)	Containership	2007		$45,425	No	Dec-23
			4,250	$23,972	No	Nov-24
				$41,722	No	Dec-24
Navios Verde(5)	Containership	2007	4,250	$21,725	No	Apr-25
Navios Amarillo(5)	Containership	2007		$92,381	No	Jan-24
			4,250	$63,956	No	Jan-25
				$28,425	No	Jan-26
				$9,475	No	Jan-28
Navios Azure	Containership	2007	4,250	$20,748	No	Apr-26
Navios Domino(5)	Containership	2008	4,250	$23,453	No	Sep-25
Navios Delight(5)	Containership	2008	4,250	$45,425	No	Jan-24
Navios Magnolia	Containership	2008		$45,425	No	Nov-23
			4,730	$23,972	No	Oct-24
				$41,722	No	Nov-24

Table of Contents	6

Navios Jasmine	Containership	2008	4,730	$60,000	No	Apr-25
Navios Chrysalis	Containership	2008	4,730	$23,453	No	Jun-25
Navios Nerine	Containership	2008		$45,425	No	Oct-23
			4,730	$23,972	No	Sep-24
				$41,722	No	Oct-24
Spectrum N	Containership	2009	2,546	$36,538	No	Mar-25
Navios Devotion(5)	Containership	2009		$43,875	No	Mar-24
			4,250	$34,125	No	Mar-25
				$24,375	No	Mar-26
				$41,438	No	Jul-26
Navios Destiny(5)	Containership	2009		$45,425	No	Nov-23
			4,250	$23,972	No	Oct-24
				$41,722	No	Nov-24
Navios Lapis	Containership	2009	4,250	$20,244	No	Apr-24
Navios Tempo	Containership	2009	4,250	$44,438	No	Sep-25
Navios Miami	Containership	2009		$45,425	No	Nov-23
			4,563	$23,972	No	Oct-24
				$41,722	No	Nov-24
Navios Dorado	Containership	2010	4,250	$21,676	No	Jun-24
Zim Baltimore	Containership	2010		$43,875	No	Jan-24
			4,360	$34,125	No	Jan-25
				$24,375	No	Jan-26
				$41,438	No	May-26
Navios Bahamas	Containership	2010	4,360	$60,000	No	May-25
Zim Carmel	Containership	2010		$42,164	No	Apr-24
			4,360	$32,689	No	Apr-25
				$23,214	No	Apr-26
				$39,795	No	Jun-26
Navios Unison(5)	Containership	2010	10,000	$26,276	No	Jun-26
Navios Constellation(5)	Containership	2011	10,000	$26,276	No	Jun-26
Fleur N	Containership	2012	2,782	$19,750	No	Mar-24
Ete N	Containership	2012	2,782	$19,750	No	Feb-24

Owned Tanker Vessels	Type	Built	Capacity		Charter-Out	Profit Sharing	Expiration
			(DWT)		Rate(1)	Arrangements	Date(3)
Hector N	MR1 Product Tanker	2008	38,402		$15,306	No	Oct-23
Nave Equinox	MR2 Product Tanker	2007	50,922		$20,392(8)	No	Nov-24
Nave Pulsar (24)	MR2 Product Tanker	2007	50,922		$27,650	No	Sep-23
					$21,231(8)	No	Sep-25
Nave Orbit	MR2 Product Tanker	2009	50,470		$15,306	No	Oct-24
Nave Equator	MR2 Product Tanker	2009	50,542		$23,651	No	Oct-23
					$23,305	No	Sep-24
Nave Aquila (5)	MR2 Product Tanker	2012	49,991		$27,181	No	Sep-23
					$27,156	No	Jun-24
Nave Atria (5)	MR2 Product Tanker	2012	49,992		$14,887	No	Nov-24
Nave Capella	MR2 Product Tanker	2013	49,995		$22,138	No	Jan-25
Nave Alderamin	MR2 Product Tanker	2013	49,998		$22,138	No	Nov-24
Nave Bellatrix (5)	MR2 Product Tanker	2013	49,999		$25,675	No	Aug-24
					$19,750	No	Aug-25
Nave Orion (5)	MR2 Product Tanker	2013	49,999		$22,138	No	Dec-24
Nave Titan	MR2 Product Tanker	2013	49,999		$25,891	No	Feb-25
Bougainville	MR2 Product Tanker	2013	50,626	$	Floating Rate(9)	No	Sep-23
					21,800(26)	No	Oct-26
Nave Pyxis	MR2 Product Tanker	2014	49,998		$25,891	No	Jan-25
Nave Luminosity	MR2 Product Tanker	2014	49,999		$23,004(10)	No	Dec-25
Nave Jupiter	MR2 Product Tanker	2014	49,999		$16,491	No	Sep-23
Nave Velocity	MR2 Product Tanker	2015	49,999		$15,553(11)	No	Oct-24

Table of Contents	7

Nave Sextans	MR2 Product Tanker	2015	49,999	$23,196(10)	No	May-26
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate(12)	No	Dec-23
Nave Cielo	LR1 Product Tanker	2007	74,671	$16,335	No	Sep-23
				$26,564	No	Jan-24
Nave Andromeda	LR1 Product Tanker	2011	75,000	$28,394	No	Mar-25
Nave Cetus	LR1 Product Tanker	2012	74,581	$32,094	No	Jul-25
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	$33,150(13)	No	Jan-25
Nave Estella	LR1 Product Tanker	2012	75,000	$28,394	No	Dec-24
Nave Rigel	LR1 Product Tanker	2013	74,673	Floating Rate(14)	No	Dec-23
Nave Atropos	LR1 Product Tanker	2013	74,695	$21,971	No	Oct-24
Nave Galactic	VLCC	2009	297,168	$45,425	No	Dec-23
Nave Spherical	VLCC	2009	297,188	Floating Rate	Yes(15)	Jan-24
Nave Constellation	VLCC	2010	296,988	Scheduled	No	—
				repairs
Nave Quasar	VLCC	2010	297,376	Freight	No	Sep-23
				voyage
Nave Synergy	VLCC	2010	299,973	Freight	No	Sep-23
				voyage
Nave Universe	VLCC	2011	297,066	Freight	No	Oct-23
				voyage
Nave Buena Suerte	VLCC	2011	297,491	$47,906	Yes(16)	Jun-25

Bareboat-in Vessels	Type	Built	Capacity		Charter-Out	Index(2)	Expiration
			(DWT)		Rate(1)		Date(3)
Navios Libra	Panamax	2019	82,011		—	109.75% average BPI 82	Sep-23
					$13,418	No	Dec-23
					$11,955	No	Mar-24
					—	109.75% average BPI 82	Jun-24
Navios Star	Panamax	2021	81,994		$14,808	No	Sep-23
					$12,637	No	Dec-23
					$11,526	No	Mar-24
					—	110.0% average BPI 82	Apr-24
Navios Amitie	Panamax	2021	82,002	$ $	—	110.0% average BPI 82	Sep-23
					12,531	No	Dec-23
					11,896	No	Mar-24
					—	110.0% average BPI 82	Apr-24
Baghdad	VLCC	2020	313,433		$27,816(17)	No	Sep-30
Nave Electron	VLCC	2021	313,239		$47,906	Yes(16)	Jan-26
Erbil	VLCC	2021	313,486		$27,816(17)	No	Feb-31
Nave Celeste	VLCC	2022	313,418		Floating rate	Yes(18)	Jul-24

Chartered-in Vessels	Type	Built	Capacity	Charter-Out	Index(2)	Expiration
			(DWT)	Rate(1)		Date(3)
Navios Lyra	Handysize	2012	34,718	$9,975	No	Oct-23
Navios Venus	Ultra-	2015	61,339	—	111.0% average BSI 58	Feb-24
	Handymax				10TC
Navios Amber(19)	Panamax	2015	80,994	$19,000	No	Apr-24
Navios Coral(19)	Panamax	2016	84,904	$—	108.0% average BPI 82	Sep-23
				14,486	No	Dec-23
				—	108.0% average BPI 82	Feb-24
Navios Citrine(19)	Panamax	2017	81,626	$—	110.0% average BPI 4TC	Sep-23
				13,570	No	Dec-23
				—	110.0% average BPI 4TC	Oct-24
Navios Dolphin(19)	Panamax	2017	81,630	$14,013(20)	No	Dec-24
Navios Gemini(21)	Panamax	2018	81,704	$14,919	No	Oct-23
Navios Horizon I(4)	Panamax	2019	81,692	—	108.5% average BPI 82	Oct-23

Table of Contents	8

		Expected	Capacity	Charter-Out		Expiration
Owned Containerships to be Delivered	Type	Delivery	(TEU)	Rate(1)	Index(2)	Date(3)
TBN I	Containership	H2 2023	5,300	$42,900	No	Sep-24
				$39,000	No	Sep-25
				$37,050	No	Sep-26
				$35,100	No	Sep-27
				$31,200	No	Sep-28
				$37,050	No	Nov-28
TBN II	Containership	H2 2023	5,300	$42,900	No	Oct-24
				$39,000	No	Oct-25
				$37,050	No	Oct-26
				$35,100	No	Oct-27
				$31,200	No	Oct-28
				$37,050	No	Dec-28
TBN VII	Containership	H2 2023	5,300	$42,900	No	Nov-24
				$39,000	No	Nov-25
				$37,050	No	Nov-26
				$35,100	No	Nov-27
				$31,200	No	Nov-28
				$37,050	No	Jan-29
TBN III	Containership	H1 2024	5,300	$42,900	No	May-25
				$39,000	No	May-26
				$37,050	No	May-27
				$35,100	No	May-28
				$31,200	No	May-29
				$37,050	No	Jul-29
TBN IV	Containership	H1 2024	5,300	$42,900	No	Jun-25
				$39,000	No	Jun-26
				$37,050	No	Jun-27
				$35,100	No	Jun-28
				$31,200	No	Jun-29
				$37,050	No	Aug-29
TBN VIII	Containership	H1 2024	5,300	$42,900	No	Mar-25
				$39,000	No	Mar-26
				$37,050	No	Mar-27
				$35,100	No	Mar-28
				$31,200	No	Mar-29
				$37,050	No	May-29
TBN V	Containership	H2 2024	5,300	$42,900	No	Aug-25
				$39,000	No	Aug-26
				$37,050	No	Aug-27
				$35,100	No	Aug-28
				$31,200	No	Aug-29
				$37,050	No	Oct-29
TBN VI	Containership	H2 2024	5,300	$42,900	No	Nov-25
				$39,000	No	Nov-26
				$37,050	No	Nov-27
				$35,100	No	Nov-28
				$31,200	No	Nov-29
				$37,050	No	Jan-30

Table of Contents	9

TBN IX	Containership	H2 2024	5,300	$37,500	No	Feb-30
TBN X	Containership	H2 2024	5,300	$37,500	No	Apr-30
TBN XVIII	Containership	H1 2025	7,700	$57,213	No	Jan-28
				$52,238	No	Jan-31
				$37,313	No	Jan-33
				$27,363	No	Jan-35
				$24,875(23)	No	Jan-37
TBN XVII	Containership	H2 2024	7,700	$57,213	No	Dec-27
				$52,238	No	Dec-30
				$37,313	No	Dec-32
				$27,363	No	Dec-34
				$24,875(23)	No	Dec-36

	Type	Expected	Capacity	Charter-Out	Profit Sharing	Expiration
Tanker Vessels to be Delivered		Delivery	(DWT)	Rate(1)	Arrangements	Date(3)
TBN XI	Aframax / LR2	H1 2024	115,000	$26,366(22)	No	Apr-29
TBN XII	Aframax / LR2	H2 2024	115,000	$26,366(22)	No	Jul-29
TBN XIII	Aframax / LR2	H2 2024	115,000	$25,576(22)	No	Oct-29
TBN XIV	Aframax / LR2	H2 2024	115,000	$25,576(22)	No	Dec-29
TBN XV	Aframax / LR2	H1 2025	115,000	$27,798(22)	No	Mar-30
TBN XVI	Aframax / LR2	H1 2025	115,000	$27,798(22)	No	May-30
TBN XIX(6)	MR2 Product	H2 2025	52,000	$22,959	No	Nov-30
	Tanker
TBN XX(6)	MR2 Product	H1 2026	52,000	$22,959	No	May-31
	Tanker
TBN XXI(6)	MR2 Product	H2 2026	52,000	—	—	—
	Tanker
TBN XXII(6)	MR2 Product	H1 2027	52,000	—	—	—
	Tanker
TBN XXIII(6)	MR2 Product	H1 2027	52,000	—	—	—
	Tanker
TBN XXIV(6)	MR2 Product	H1 2027	52,000	—	—	—
	Tanker

(1)	Daily charter-out rate per day, net of commissions.
(2)	Index rates exclude commissions.
(3)	Estimated dates assuming the midpoint or Company’s estimate of the redelivery period by charterers.
(4)	Vessel agreed to be acquired.
(5)	The vessel is subject to a sale and leaseback transaction with a purchase obligation at the end of the lease term.
(6)	The vessel is subject to a bareboat contract with a purchase option at the end of the contract.
(7)	Includes optional years (Navios Partners’ option) after 2023.
(8)	The premium for when the vessel is trading on ice or follow ice breaker is $1,481 per day.
(9)	Rate based on Scorpio MR pool earnings.
(10)	Charterer’s option to extend the charter for one year at $27,913 net per day.
(11)	Charterer’s option to extend the charter for one year at $16,540 net per day plus one year at $17,528 net per day.
(12)	Rate based on Penfield pool earnings.
(13)	Charterer’s option to extend the charter for one year at $40,950 net per day.
(14)	Rate based on LR8 pool earnings.
(15)	Contract provides for TD3C-TCE index plus $1,463 premium.
(16)	Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.
(17)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
(18)	Bareboat charter based on adjusted TD3C-WS with floor $22,572 and collar at $29,700.
(19)	The vessel is subject to a charter-in agreement with a purchase option at the end of the agreement, classified as a finance lease.
(20)	Charterer’s option to extend charter for one year at $15,200 net per day.
(21)	Purchase option in the form of the right of first refusal and profit share on sale of vessel.
(22)	Charterer has the option to extend for five further one-year options at rates increasing by $1,234 net per day each year.
(23)	Charterer’s option to extend charter for two years at $24,875 net per day.
(24)	The vessel is subject to a sale and leaseback transaction with a purchase option at the end of the lease term.
(25)	The vessel is subject to a bareboat contract with a purchase obligation at the end of the contract.
(26)	Charterer’s option to extend charter for one year at $24,900 net per day.

Table of Contents	10

Our Charters

We provide seaborne shipping services under short, medium, and long-term time charters, bareboat charters and voyage charters with customers that we believe are creditworthy. For the six month period ended June 30, 2023, no customer accounted for 10% or more of our total revenues. For the six month period ended June 30, 2022, Singapore Marine Pte Ltd. (“Singapore Marine”) represented approximately 10.8% of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels;

•	the aggregate level of supply and demand in the liquid, dry and containerized cargo shipping industry;

•	economic conditions, such as the impact of inflationary cost pressures, decreased consumer discretionary spending, fluctuations in foreign currency exchange rates, increasing interest rates, and the possibility of recession or financial market instability;

•	armed conflicts, such as the Russian/Ukrainian conflicts; and

•	the outbreak of global epidemics or pandemics such as coronavirus (COVID-19).

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of global revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the medium to long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2022 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

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Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2022 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The following table reflects certain key indicators of Navios Partners’ fleet performance for the three and six month periods ended June 30, 2023 and 2022.

	Three Month Period Ended June 30, 2023	Three Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Available Days(1)	13,572	11,269	27,480	22,497
Operating Days(2)	13,474	11,151	27,223	22,223
Fleet Utilization(3)	99.3%	99.0%	99.1%	98.8%
Time Charter Equivalent rate (per day)(4)	$23,900	$23,823	$22,337	$22,107
Vessels operating at end of periods	154	128	154	128

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)	Time Charter Equivalent rate (“TCE rate”) is defined as voyage, time charter revenues and charter-out revenues under bareboat contracts (grossed up by currently applicable fixed vessel operating expenses) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Table of Contents	12

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2023 and 2022.

	Three Month Period Ended June 30, 2023	Three Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter and voyage revenues	$346,938	$280,661	$656,460	$517,278
Time charter and voyage expenses	(41,956)	(21,718)	(81,719)	(38,861)
Direct vessel expenses	(17,764)	(12,920)	(32,204)	(24,113)
Vessel operating expenses (entirely through related parties transactions)	(82,550)	(73,989)	(165,766)	(147,161)
General and administrative expenses	(20,536)	(14,170)	(40,035)	(28,086)
Depreciation and amortization of intangible assets	(54,037)	(41,684)	(108,255)	(84,550)
Amortization of unfavorable lease terms	5,322	17,587	12,910	39,426
Gain on sale of vessels, net	10,151	—	43,601	—
Interest expense and finance cost, net	(33,330)	(14,522)	(68,854)	(27,749)
Interest income	2,483	22	4,100	24
Other expense, net	(2,413)	(1,107)	(8,765)	(2,383)
Net income	$112,308	$118,160	$211,473	$203,825
EBITDA(1)	$201,601	$163,478	$390,437	$289,596
Adjusted EBITDA(1)	$191,450	$163,478	$346,836	$289,596
Operating Surplus (1)	$98,620	$90,245	$164,368	$146,070

(1)	EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended June 30, 2023 compared to the Three Month Period ended June 30, 2022

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the three month period ended June 30, 2023 increased by $66.2 million, or 23.6%, to $346.9 million, as compared to $280.7 million for the same period in 2022. The increase in revenue was mainly attributable to the increase in the size of our fleet and to the slight increase in the TCE rate. For the three month periods ended June 30, 2023 and 2022, the time charter and voyage revenues were negatively affected by $7.5 million and $11.8 million, respectively, relating to the straight-line effect of the containerships and tankers charters with de-escalating rates. For the three month period ended June 30, 2023, the TCE rate increased by 0.3% to $23,900 per day, as compared to $23,823 per day for the same period in 2022. The available days of the fleet increased by 20.4% to 13,572 days for the three month period ended June 30, 2023, as compared to 11,269 days for the same period in 2022 mainly due to the acquisition of the 36-vessel drybulk fleet from Navios Holdings and the deliveries of newbuilding and secondhand vessels, partially mitigated by the sale of vessels.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended June 30, 2023 increased by $20.3 million to $42.0 million, as compared to $21.7 million for the three month period ended June 30, 2022. The increase was mainly attributable to a: (i) $9.7 million increase in bareboat and charter-in hire expense of the tanker and drybulk fleet primarily due to the expansion of our fleet, (ii) $7.1 million increase in bunkers expenses arising from the increased number of freight voyages in the second quarter of 2023; (iii) $1.7 million increase in port expenses; (iv) $1.4 million increase in other voyage expenses; and v) $0.4 million increase in brokers’ commissions.

Direct vessel expenses: Direct vessel expenses for the three month period ended June 30, 2023, increased by $4.9 million to $17.8 million, as compared to $12.9 million for the three month period ended June 30, 2022. The increase of $4.9 million was mainly attributable to the amortization of the deferred drydock and special survey costs due to the increase in the size of our fleet.

Vessel operating expenses: Vessel operating expenses for the three month period ended June 30, 2023, increased by approximately $8.6 million to $82.6 million, as compared to $74.0 million for the same period in 2022. The increase was mainly due to the expansion of our fleet and the adjustment of the fixed daily fee in accordance with the management agreements (the “Management Agreements”), partially mitigated by the sale of vessels.

General and administrative expenses: General and administrative expenses increased by $6.3 million to $20.5 million for the three month period ended June 30, 2023, as compared to $14.2 million for the three month period ended June 30, 2022. The increase was mainly due to a: (i) $5.5 million increase in administrative expenses paid to the Manager (as defined herein) as per the administrative services agreement (the “Administrative Services Agreement”), mainly due to the expansion of our fleet, partially mitigated by the sale of vessels; and (ii) $0.8 million increase in professional and legal fees, as well as audit fees and other administrative expenses.

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Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $54.0 million for the three month period ended June 30, 2023, as compared to $41.7 million for the three month period ended June 30, 2022. The increase of $12.3 million was mainly attributable to a: (i) $13.1 million increase due to the delivery of the 36-vessel drybulk fleet in Navios Partners’ owned fleet; (ii) $3.4 million increase in depreciation expense due to the delivery of ten vessels during the second half of 2022 and the first half of 2023; and (iii) $0.3 million increase in depreciation expense due to vessel improvements. The above increase was partially mitigated by a: (i) $3.5 million decrease due to the sale of 19 vessels during the second half of 2022 and the first half of 2023; and (ii) $1.0 million decrease in amortization of favorable lease terms. Depreciation of vessels is calculated using an estimated useful life of 25 years for drybulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $5.3 million and $17.6 million for the three month periods ended June 30, 2023 and June 30, 2022, respectively, related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Maritime Containers L.P. (“Navios Containers”) and at the date of obtaining control of Navios Maritime Acquisition Corporation (“Navios Acquisition”).

Gain on sale of vessels, net: Gain on sale of vessels amounted to $10.2 million for the three month period ended June 30, 2023, relating to the sale of four of our vessels. There was no gain on sale of vessels for the three month period ended June 30, 2022.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended June 30, 2023 increased by $18.8 million to $33.3 million, as compared to $14.5 million for the three month period ended June 30, 2022. The increase was mainly due to: (i) the increase in Navios Partner’s weighted average loan balance to $1,899.3 million for the three month period ended June 30, 2023, as compared to $1,312.0 million for the three month period ended June 30, 2022; and (ii) the increase of the weighted average interest rate for the three month period ended June 30, 2023 to 7.44% from 4.27% for the three month period ended June 30, 2022.

Interest income: Interest income amounted to $2.5 million for the three month period ended June 30, 2023. There was less than $0.1 million interest income for the three month period ended June 30, 2022.

Other expense, net: Other expense, net for the three month period ended June 30, 2023 increased by $1.3 million to $2.4 million, as compared to $1.1 million for the three month period ended June 30, 2022, mainly due to the increase in expenses related to claims reserve and other miscellaneous expenses.

Net income: Net income for the three month period ended June 30, 2023 amounted to $112.3 million as compared to $118.2 million net income for the three month period ended June 30, 2022. The decrease of $5.9 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the three month period ended June 30, 2023 of $98.6 million, as compared to $90.2 million for the three month period ended June 30, 2022. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

For the Six Month Period ended June 30, 2023 compared to the Six Month Period ended June 30, 2022

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the six month period ended June 30, 2023 increased by $139.2 million, or 26.9%, to $656.5 million, as compared to $517.3 million for the same period in 2022. The increase in revenue was mainly attributable to the increase in the size of our fleet and to the slight increase in the TCE rate. For the six month periods ended June 30, 2023 and 2022, the time charter and voyage revenues were negatively affected by $20.5 million and $16.5 million, respectively, relating to the straight-line effect of the containerships and tankers charters with de-escalating rates. For the six month period ended June 30, 2023, the TCE rate increased by 1.0% to $22,337 per day, as compared to $22,107 per day for the same period in 2022. The available days of the fleet increased by 22.1% to 27,480 days for the six month period ended June 30, 2023, as compared to 22,497 days for the same period in 2022 mainly due to the acquisition of the 36-vessel drybulk fleet from Navios Holdings and the deliveries of newbuilding and secondhand vessels, partially mitigated by the sale of vessels.

Table of Contents	14

Time charter and voyage expenses: Time charter and voyage expenses for the six month period ended June 30, 2023 increased by $42.8 million to $81.7 million, as compared to $38.9 million for the six month period ended June 30, 2022. The increase was mainly attributable to a: (i) $19.5 million increase in bareboat and charter-in hire expense of the tanker and drybulk fleet primarily due to the expansion of our fleet; (ii) $17.0 million increase in bunkers expenses arising from the increased number of freight voyages during first half of 2023; (iii) $2.6 million increase in port expenses; and (iv) $2.2 million increase in other voyage expenses; and v) $1.5 million increase in brokers’ commissions.

Direct vessel expenses: Direct vessel expenses for the six month period ended June 30, 2023, increased by $8.1 million to $32.2 million, as compared to $24.1 million for the six month period ended June 30, 2022. The increase of $8.1 million was mainly attributable to the amortization of the deferred drydock and special survey costs due to the increase in the size of our fleet.

Vessel operating expenses: Vessel operating expenses for the six month period ended June 30, 2023, increased by approximately $18.6 million to $165.8 million, as compared to $147.2 million for the same period in 2022. The increase was mainly due to the expansion of our fleet and the adjustment of the fixed daily fee in accordance with the Management Agreements, partially mitigated by the sale of vessels.

General and administrative expenses: General and administrative expenses increased by $11.9 million to $40.0 million for the six month period ended June 30, 2023, as compared to $28.1 million for the six month period ended June 30, 2022. The increase was mainly due to a: (i) $9.4 million increase in administrative expenses paid to the Manager (as defined herein) as per the Administrative Services Agreement, mainly due to the expansion of our fleet, partially mitigated by the sale of vessels; and (ii) $2.6 million increase in professional and legal fees, as well as audit fees and other administrative expenses; partially mitigated by a $0.1 million decrease in stock plan expenses.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $108.3 million for the six month period ended June 30, 2023, as compared to $84.6 million for the six month period ended June 30, 2022. The increase of $23.7 million was mainly attributable to a: (i) $26.7 million increase due to the delivery of the 36-vessel drybulk fleet in Navios Partners’ owned fleet; (ii) $5.5 million increase in depreciation expense due to the delivery of ten vessels during second half of 2022 and first half of 2023; and (iii) $0.7 million increase in depreciation expense due to vessel improvements. The above increase was partially mitigated by a: (i) $5.9 million decrease due to the sale of 19 vessels during the second half of 2022 and first half of 2023; and (ii) $3.3 million decrease in amortization of favorable lease terms. Depreciation of vessels is calculated using an estimated useful life of 25 years for drybulk and tanker vessels and 30 years for containerships, respectively, from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $12.9 million and $39.4 million for the six month periods ended June 30, 2023 and June 30, 2022, respectively, related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers and at the date of obtaining control of Navios Acquisition.

Gain on sale of vessels, net: Gain on sale of vessels amounted to $43.6 million for the six month period ended June 30, 2023, relating to the sale of 12 of our vessels. There was no gain on sale of vessels for the six month period ended June 30, 2022.

Interest expense and finance cost, net: Interest expense and finance cost, net for the six month period ended June 30, 2023 increased by $41.2 million to $68.9 million, as compared to $27.7 million for the six month period ended June 30, 2022. The increase was mainly due to: (i) the increase in Navios Partner’s weighted average loan balance to $1,901.9 million for the six month period ended June 30, 2023, as compared to $1,332.0 million for the six month period ended June 30, 2022; and (ii) the increase of the weighted average interest rate for the six month period ended June 30, 2023 to 7.20% from 3.98% for the six month period ended June 30, 2022.

Interest income: Interest income amounted to $4.1 million for the six month period ended June 30, 2023. There was less than $0.1 million interest income for the six month period ended June 30, 2022.

Other expense, net: Other expense, net for the six month period ended June 30, 2023 increased by $6.4 million to $8.7 million, as compared to $2.3 million for the six month period ended June 30, 2022, mainly due to the increase in expenses related to claims reserve and foreign exchange differences.

Net income: Net income for the six month period ended June 30, 2023 amounted to $211.5 million as compared to $203.8 million net income for the six month period ended June 30, 2022. The increase of $7.7 million was due to the factors discussed above.

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Operating surplus: Navios Partners generated Operating Surplus for the six month period ended June 30, 2023 of $164.4 million, as compared to $146.1 million for the six month period ended June 30, 2022. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our equity offerings, operations, proceeds from assets’ sales, long-term bank borrowings and other debt raisings. In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. As of June 30, 2023, Navios Partners’ current assets totaled $363.9 million, while current liabilities totaled $440.8 million, resulting in a negative working capital position of $76.9 million. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue of $3.3 billion as of August 25, 2023 and cash proceeds from the sale of vessels (see Note 4 - Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report) to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our unaudited condensed consolidated financial statements.

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and cash equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

The following table presents cash flow information derived from the unaudited condensed Consolidated Statements of Cash Flows of Navios Partners for the six month periods ended June 30, 2023 and 2022.

	Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022
	(unaudited)	(unaudited)
Net cash provided by operating activities	$228,343	$147,163
Net cash provided by/ (used in) investing activities	31,665	(61,860)
Net cash used in financing activities	(165,054)	(80,125)
Increase in cash, cash equivalents and restricted cash	$94,954	$5,178

Cash provided by operating activities for the six month period ended June 30, 2023 as compared to the cash provided by operating activities for the six month period ended June 30, 2022

Net cash provided by operating activities increased by $81.1 million to $228.3 million of cash provided by operating activities for the six month period ended June 30, 2023, as compared to $147.2 million of cash provided by operating activities for the same period in 2022. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was $108.6 million of non-cash positive net adjustments for the six month period ended June 30, 2023, which consisted mainly of the following adjustments: (i) $108.3 million depreciation and amortization of intangible assets; (ii) $29.2 million non-cash amortization of deferred revenue and straight-line effect of the containerships and tankers charters with de-escalating rates; (iii) $18.9 million amortization of deferred dry dock and special survey costs; (iv) $5.1 million amortization of operating lease assets/ liabilities; and (v) $3.6 million amortization and write-off of deferred finance costs and discount. These adjustments were partially mitigated by: (i) $43.6 million gain from sale of vessels, net; and (ii) $12.9 million amortization of unfavorable lease terms.

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The net cash outflow resulting from the change in operating assets and liabilities of $91.8 million for the six month period ended June 30, 2023 resulted from: (i) a $104.7 million decrease in amounts due to related parties; (ii) a $40.8 million in payments for dry dock and special survey costs; (iii) an $8.0 million decrease in accounts payable; and (iv) a $1.8 million increase in amounts due from related parties. This was partially mitigated by a: (i) $43.6 million decrease in accounts receivable; (ii) $9.2 million decrease in prepaid expenses and other current assets; (iii) $7.8 million increase in accrued expenses; and (iv) $2.9 million increase in deferred revenue.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was an $83.9 million non-cash positive net adjustments for the six month period ended June 30, 2022, which consisted mainly of the following adjustments: (i) $84.6 million depreciation and amortization of intangible assets; (ii) $23.4 million non-cash amortization of deferred revenue and straight line effect of the containerships charters with de-escalating rates; (iii) $12.9 million amortization of deferred dry dock and special survey costs; (iv) $2.7 million amortization and write-off of deferred finance costs and discount; and (v) $0.1 million stock based compensation. These adjustments were partially mitigated by: (i) $39.4 million amortization of unfavorable lease terms; and (ii) $0.4 million amortization of operating lease assets/ liabilities.

The net cash outflow resulting from the change in operating assets and liabilities of $140.5 million for the six month period ended June 30, 2022 resulted from: (i) a $64.2 million decrease in amounts due to related parties; (ii) a $28.5 million increase in prepaid expenses and other current assets; (iii) a $26.2 million in payments for dry dock and special survey costs; (iv) an $18.0 million increase in accounts receivable; and (v) a $15.8 million increase in amounts due from related parties. This was partially mitigated by: (i) an $8.4 million increase in accounts payable; (ii) a $3.6 million increase in accrued expenses; and (iii) a $0.2 million increase in deferred revenue.

Cash provided by investing activities for the six month period ended June 30, 2023 as compared to the cash used in investing activities for the six month period ended June 30, 2022

Net cash provided by investing activities for the six month period ended June 30, 2023 amounted to $31.7 million as compared to $61.9 million cash used in investing activities for the six month period ended June 30, 2022.

Cash provided by investing activities of $31.7 million for the six month period ended June 30, 2023 was mainly due to $215.8 million proceeds related to the sale of 12 vessels. This was partially mitigated by: (i) $113.6 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses; and (ii) $70.5 million related to vessels’ acquisitions and additions.

Cash used in investing activities of approximately $61.9 million for the six month period ended June 30, 2022 was mainly due to: (i) $55.6 million relating to deposits for the acquisition/ option to acquire vessels and capitalized expenses; and (ii) $6.3 million related to vessels’ additions.

Cash used in financing activities for the six month period ended June 30, 2023 as compared to cash used in financing activities for the six month period ended June 30, 2022

Net cash used in financing activities increased by approximately $85.0 million to $165.1 million outflow for the six month period ended June 30, 2023, as compared to $80.1 million outflow for the same period in 2022.

Cash used in financing activities of $165.1 million for the six month period ended June 30, 2023 was mainly due to: (i) $635.8 million repayments of loans and financial liabilities; (ii) $12.2 million payments of deferred finance costs related to the new credit facilities and financial liability; and (iii) $3.1 million payment in total for cash distributions. This was partially mitigated by $486.0 million of proceeds from the new credit facilities and sale and leaseback agreement.

Cash used in financing activities of $80.1 million for the six month period ended June 30, 2022 was mainly due to: (i) loans and financial liabilities repayments of $210.3 million; (ii) payment of total cash distributions of $3.1 million; and (iii) payment of $1.9 million of deferred finance costs relating to the new credit facilities. This was partially mitigated by $135.2 million of proceeds from new credit facilities.

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Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and, Operating Surplus

	Three Month Period Ended June 30, 2023	Three Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash provided by operating activities	$133,827	$142,010	$228,343	$147,163
Net increase/ (decrease) in operating assets	11,166	34,561	(10,193)	88,517
Net decrease/ (increase) in operating liabilities	39,923	(8,033)	101,946	51,980
Net interest cost	30,847	14,500	64,754	27,725
Amortization and write-off of deferred finance cost	(1,587)	(1,353)	(3,618)	(2,677)
Amortization of operating lease assets/liabilities	(2,588)	211	(5,146)	422
Non-cash amortization of deferred revenue and straight-line	(20,137)	(18,378)	(29,248)	(23,452)
Stock-based compensation	(1)	(40)	(2)	(82)
Gain on sale of vessels, net	10,151	—	43,601	—
EBITDA(1)	$201,601	$163,478	$390,437	$289,596
Gain on sale of vessels, net	(10,151)	—	(43,601)	—
Adjusted EBITDA(1)	$191,450	$163,478	$346,836	$289,596
Cash interest income	2,222	22	3,477	24
Cash interest paid	(38,350)	(14,212)	(72,992)	(25,464)
Maintenance and replacement capital expenditures	(56,702)	(59,043)	(112,953)	(118,086)
Operating Surplus(2)	$98,620	$90,245	$164,368	$146,070

(1) EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA excluding certain items, as described in the table above. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/ (decrease) in operating assets; (ii) net decrease/ (increase) in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs and discount; (v) gain on sale of assets, net; (vi) non-cash amortization of deferred revenue and straight-line effect of the containerships and tankers charters with de-escalating rates; (vii) stock-based compensation expense; and (viii) amortization of operating lease assets/ liabilities. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Each of EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

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EBITDA for the three month period ended June 30, 2023 and 2022 was affected by the items described in the table above. Excluding these items, Adjusted EBITDA increased by approximately $28.0 million to $191.5 million for the three month period ended June 30, 2023, as compared to $163.5 million for the same period in 2022. The increase in Adjusted EBITDA was primarily due to a $66.2 million increase in time charter and voyage revenues. The above increase was partially mitigated by : (i) a $20.3 million increase in time charter and voyage expenses, mainly due to the increase in (a) bunker expenses arising from the increased number of freight voyages in the second quarter of 2023 and (b) bareboat and charter-in hire expense of the tanker and drybulk fleet primarily due to the expansion of our fleet; (ii) an $8.6 million increase in vessel operating expenses in accordance with our Management Agreements, mainly due to the expansion of our fleet; (iii) a $6.3 million increase in general and administrative expenses in accordance with our Administrative Services Agreement, mainly due to the expansion of our fleet; (iv) a $1.7 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items; and (v) a $1.3 million increase in other expenses, net.

EBITDA for the six month period ended June 30, 2023 and 2022 was affected by the items described in the table above. Excluding these items, Adjusted EBITDA increased by approximately $57.2 million to $346.8 million for the six month period ended June 30, 2023, as compared to $289.6 million for the same period in 2022. The increase in Adjusted EBITDA was primarily due to a $139.2 million increase in time charter and voyage revenues. The above increase was partially mitigated by : (i) a $42.8 million increase in time charter and voyage expenses, mainly due to the increase in (a) bunker expenses arising from the increased number of freight voyages in the second quarter of 2023 and (b) bareboat and charter-in hire expense of the tanker and drybulk fleet primarily due to the expansion of our fleet; (ii) an $18.6 million increase in vessel operating expenses in accordance with our Management Agreements, mainly due to the expansion of our fleet; (iii) an $11.9 million increase in general and administrative expenses in accordance with our Administrative Services Agreement, mainly due to the expansion of our fleet; (iv) a $6.4 million increase in other expenses, net; and (v) a $2.3 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items).

(2) Operating Surplus

Navios Partners generated Operating Surplus for the six month period ended June 30, 2023 of $164.4 million, as compared to $146.1 million for the six month period ended June 30, 2022. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings. Capital expenditures for each of the six month periods ended June 30, 2023 and 2022 amounted to $184.1 million and $61.9 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) under the Management Agreements.

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Maintenance and Replacement Capital Expenditures Reserve

The reserves for estimated maintenance and replacement capital expenditures for the three and six month periods ended June 30, 2023 were $56.7 million and $113.0 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three and six month periods ended June 30, 2022 were $59.0 million and $118.1 million, respectively. We estimate that our annual replacement reserve for the year ending December 31, 2023 will be approximately $225.2 million, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk and tanker vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us on the common units on any quarter.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

See Note 13 – Cash distributions and earnings per unit to the unaudited condensed consolidated financial statements included elsewhere in this Report.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Interest rates have increased significantly as central banks in Europe, United States and other developed countries raise interest rates in an effort to reduce the inflation effect. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our Company.

Borrowings under our credit facilities and financial liabilities bear interest at a rate based on a premium over U.S. LIBOR or Secured Overnight Financing Rate (“SOFR”). Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month periods ended June 30, 2023 and 2022, we paid interest on our outstanding debt at a weighted average interest rate of 7.20% and 3.98%, respectively. A 1% increase in LIBOR or SOFR would have increased our interest expense for the six month periods ended June 30, 2023 and 2022 by $7.3 million and $5.9 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

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For the six month period ended June 30, 2023, no customer accounted for 10% or more of our total revenues. For the six month period ended June 30, 2022, Singapore Marine represented approximately 10.8% of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2022 Annual Report filed on Form 20-F with the SEC on March 24, 2023.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this Report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in Note 2-Summary of Significant Accounting Policies to the notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 24, 2023 and in Note 2-Summary of Significant Accounting Policies included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this Report.

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 Exhibit List

Exhibit No.

99.1	Addendum No.1 to Navios Galaxy II Bareboat Charter, dated June 15, 2023 by and between Thalassa Marine S.A. as the charterer, and Abo Shoten, Ltd. and ASL Ocean Inc. as the owners.*

99.2	Addendum No.1 to MV Navios Uranus Bareboat Charter, dated June 15, 2023 by and between Atlas Marine S.A., as the charterer, and Abo Shoten, Ltd. and ASL Ocean Inc. as the owners.*

99.3	Addendum No.1 to MV Navios Phoenix Bareboat Charter, dated June 19, 2023 by and between Pharos Navigation S.A., as the charterer and ASL Navigation S.A. as the owner.*

99.4	Addendum No.1 to MV Navios Felicity I Bareboat Charter, dated June 19, 2023 by and between Rider Shipmanagement Inc. as the charterer and Forever Shipping S.A. as the owner.*

99.5	Facility Agreement dated June 20, 2023, among Iraklia Shipping Corporation, Antikithira Shipping Corporation, Limnos Shipping Corporation, Thera Shipping Corporation, Fandango Shipping Corporation, Flavescent Shipping Corporation, Sunstone Shipping Corporation, Coasters Venture Corporation, Velvet Shipping Corporation, and Bertyl Ventures Co. as borrowers and National Bank of Greence S.A.*

99.6	Loan Agreement dated June 21, 2023 among Zakynthos Shipping Corporation, Persephone Shipping Corporation, Kerkyra Shipping Corporation, Chernava Marine Corp., Ducale Marine Inc., Kleimar NV, Oral Shipping Corporation, Iris Shipping Corporation, Highbird Management Inc., as borrowers, BNP Paribas as Mandated Lead Arranger, Agent, and Security Trustee, and the banks and financial institutions listed therein.*

99.7	Addendum No.2 to Nave Pulsar Bareboat Charter, dated June 27, 2023 by and between Samothrace Shipping Corporation as the charterer and World Star Shipping, S.A.. as the owner.*

99.8	Addendum No.1 to Navios Sky Bareboat Charter, dated June 27, 2023 by and between Anafi Shipping Corporation as the charterers and Bright Carrier S.A. as the owner.*

99.9	Addendum No.1 to Navios Antares Bareboat Charter, dated June 27, 2023 by and between Rumer Holding Corp. as the charterer and Juno Marine Corp as the owner.*

99.10	Addendum No.1 to MV Navios Alegria Bareboat Charter, dated June 28, 2023 by and between Vatselo Enterprises Corp. as the charterer and Sealift Maritime S.A. as the owner.*

99.11	Addendum No.2 to MV Navios Astra Bareboat Charter, dated June 28, 2023 by and between Goddess Shiptrade Inc. as the charterer and Bright Carrier S.A. as the owner.*

99.12	Addendum No.1 to MV Navios Canary Bareboat Charter, dated June 28, 2023 by and between Vernazza Shiptrade Inc. as the charterer and Anchor Trans Inc. as the owner.*

99.13	Addendum No.1 to MV Navios Corali Bareboat Charter, dated June 28, 2023 by and between Roselite Shipping Corporation as the charterer, and Lua Line S.A. and Okino Kaiun Co., Ltd. as the owners.*

99.14	Loan Agreement dated June 28, 2023, among Emery Shipping Corporation, Rondine Management Corp., Mandora Shipping Ltd., Solange Shipping Ltd., Chilali Corp., Pandora Marine Inc., Micaela Shipping Corporation as borrowers, Credit Agricole Corporate and Investment Bank as Mandated Lead Arranger, Agent, and Security Trustee, and the banks and financial institutions listed therein.*

99.15	Addendum No.2 to MV Navios Felix Bareboat Charter, dated June 29, 2023 by and between Koufonisi Shipping Corporation as the charterer, and Glory Ocean Shipping S.A. and TEMM Maritime Co., Ltd. as the owners.*

99.16	Addendum No.1 to MV Navios Sagittarius Bareboat Charter, dated July 3, 2023 by and between Sagittarius Shipping Corporation as the charterer and Wealth Line Inc. as the owner.*

99.17	Addendum No.1 to MV Navios Magellan Bareboat Charter, dated July 14, 2023 by and between Talia Shiptrade S.A. as the charterer and Seven Shipping S.A. as the owner.*

99.18	Addendum No.1 to MV Navios Meridian Bareboat Charter, dated August 4, 2023 by and between Morganite Shipping Corporation as the charterer and Million Comets S.A. as the owner.*

*	Filed herewith

Table of Contents	22

Table of Contents	F- 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	June 30, 2023 (unaudited)	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	3	$261,416	$157,814
Restricted cash	3	8,636	17,284
Accounts receivable, net		31,464	75,030
Amounts due from related parties	12	2,647	—
Prepaid expenses and other current assets		59,698	60,296
Total current assets		363,861	310,424
Vessels, net	4	3,734,043	3,777,329
Deposits for vessels acquisitions	11	317,197	218,663
Other long-term assets	11	32,880	46,122
Deferred dry dock and special survey costs, net		110,912	99,999
Amounts due from related parties	12	39,519	41,403
Intangible assets	5	69,509	78,716
Operating lease assets	14	297,644	323,048
Total non-current assets		4,601,704	4,585,280
Total assets		$4,965,565	$4,895,704
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$19,145	$27,117
Accrued expenses		23,895	16,049
Deferred revenue		59,290	38,875
Operating lease liabilities, current portion	14	35,190	39,853
Amounts due to related parties	12	—	104,751
Current portion of financial liabilities, net	6	143,025	216,955
Current portion of long-term debt, net	6	160,224	174,140
Total current liabilities		440,769	617,740
Operating lease liabilities, net	14	255,667	271,262
Unfavorable lease terms	5	34,996	47,906
Long-term financial liabilities, net	6	858,044	864,661
Long-term debt, net	6	763,410	689,691
Deferred revenue		53,585	50,138
Other long-term liabilities		7,736	11,343
Total non-current liabilities		1,973,438	1,935,001
Total liabilities		$2,414,207	$2,552,741
Commitments and contingencies	11	—	—
Partners’ capital:
Common Unitholders (30,184,388 units issued and outstanding at each of June 30, 2023 and December 31, 2022)	1, 8	2,509,723	2,305,494
General Partner (622,296 units issued and outstanding at each of June 30, 2023 and December 31, 2022)	1, 8	41,635	37,469
Total partners’ capital		2,551,358	2,342,963
Total liabilities and partners’ capital		$4,965,565	$4,895,704

See unaudited notes to the condensed consolidated financial statements

Table of Contents	F- 2

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit data)

		Three Month Period Ended June 30, 2023	Three Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter and voyage revenues	2, 9, 14	$346,938	$280,661	$656,460	$517,278
Time charter and voyage expenses	14	(41,956)	(21,718)	(81,719)	(38,861)
Direct vessel expenses	12	(17,764)	(12,920)	(32,204)	(24,113)
Vessel operating expenses (entirely through related parties transactions)	12	(82,550)	(73,989)	(165,766)	(147,161)
General and administrative expenses	12	(20,536)	(14,170)	(40,035)	(28,086)
Depreciation and amortization of intangible assets	4, 5	(54,037)	(41,684)	(108,255)	(84,550)
Amortization of unfavorable lease terms	5	5,322	17,587	12,910	39,426
Gain on sale of vessels, net	4	10,151	—	43,601	—
Interest expense and finance cost, net	6	(33,330)	(14,522)	(68,854)	(27,749)
Interest income		2,483	22	4,100	24
Other expense, net		(2,413)	(1,107)	(8,765)	(2,383)
Net income		$112,308	$118,160	$211,473	$203,825

	Three Month Period Ended June 30, 2023	Three Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Common Unitholders	$110,062	$115,797	$207,245	$199,749
General Partner	2,246	2,363	4,228	4,076
Net income	$112,308	$118,160	$211,473	$203,825

	Three Month Period Ended June 30, 2023	Three Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022
Earnings per unit (see Note 13):	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings per common unit, basic	$3.65	$3.84	$6.87	$6.62
Earnings per common unit, diluted	$3.65	$3.83	$6.87	$6.61

See unaudited notes to the condensed consolidated financial statements

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NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars except unit data)

		Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022
	Notes	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$211,473	$203,825
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	4, 5	108,255	84,550
Amortization of unfavorable lease terms	5	(12,910)	(39,426)
Non-cash amortization of deferred revenue and straight line		29,248	23,452
Amortization of operating lease assets/ liabilities	14	5,146	(422)
Amortization and write-off of deferred finance costs and discount		3,618	2,677
Amortization of deferred dry dock and special survey costs		18,865	12,922
Gain on sale of vessel, net	4	(43,601)	—
Stock-based compensation	8	2	82
Changes in operating assets and liabilities:
Decrease/ (increase) in accounts receivable		43,566	(18,022)
Decrease/ (increase) in prepaid expenses and other current assets	15	9,248	(28,470)
Increase in amounts due from related parties	12	(1,765)	(15,779)
Payments for dry dock and special survey costs		(40,856)	(26,246)
(Decrease)/ increase in accounts payable		(7,971)	8,429
Increase in accrued expenses		7,846	3,556
Increase in deferred revenue		2,930	239
Decrease in amounts due to related parties	12	(104,751)	(64,204)
Net cash provided by operating activities		228,343	147,163
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	4	215,839	—
Deposits for acquisition/ option to acquire vessel	11	(113,600)	(55,586)
Acquisition of/ additions to vessels	4,12	(70,574)	(6,274)
Net cash provided by/ (used in) investing activities		31,665	(61,860)
FINANCING ACTIVITIES:
Cash distributions paid	13	(3,080)	(3,082)
Repayment of long-term debt and financial liabilities	6	(635,795)	(210,314)
Payments of deferred finance costs	6	(12,227)	(1,964)
Proceeds from long-term debt and financial liabilities	6	486,048	135,235
Net cash used in financing activities		(165,054)	(80,125)
Increase in cash, cash equivalents and restricted cash		94,954	5,178
Cash, cash equivalents and restricted cash, beginning of period		175,098	169,446
Cash, cash equivalents and restricted cash, end of period		$270,052	$174,624

See unaudited notes to the condensed consolidated financial statements

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NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars except unit data)

	Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022
	(unaudited)	(unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$72,992	$25,464
Non cash financing activities
Stock-based compensation	$2	$82
Financial and finance lease liabilities	$173,010	$—
Non cash investing activities
Acquisition of vessels	$(201,129)	$—
Deposits for acquisition/ option to acquire vessel (see Note 11)	$—	$6,316

See unaudited notes to the condensed consolidated financial statements

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NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNER’S CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Partners’ Capital
Balance, December 31, 2022	622,296	$37,469	30,184,388	$2,305,494	$2,342,963
Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,509)	(1,540)
Stock based compensation (see Note 8)	—	—	—	1	1
Net income	—	1,982	—	97,183	99,165
Balance, March 31, 2023	622,296	$39,420	30,184,388	$2,401,169	$2,440,589
Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,509)	(1,540)
Stock based compensation (see Note 8)	—	—	—	1	1
Net income	—	2,246	—	110,062	112,308
Balance, June 30, 2023	622,296	$41,635	30,184,388	$2,509,723	$2,551,358

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Partners’ Capital
Balance, December 31, 2021	622,555	$26,008	30,197,087	$1,743,717	$1,769,725
Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,510)	(1,541)
Stock based compensation (see Note 8)	—	—	—	42	42
Net income	—	1,713	—	83,952	85,665
Balance, March 31, 2022	622,555	$27,690	30,197,087	$1,826,201	$1,853,891
Cash distribution paid ($0.05 per unit—see Note 13)	—	(31)	—	(1,510)	(1,541)
Stock based compensation (see Note 8)	—	—	—	40	40
Net income	—	2,363	—	115,797	118,160
Balance, June 30, 2022	622,555	$30,022	30,197,087	$1,940,528	$1,970,550

See unaudited notes to the condensed consolidated financial statements

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NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. The Company’s general partner is Olympos Maritime Ltd. (the “General Partner”) (see Note 12 – Transactions with related parties and affiliates).

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short, medium and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 12 – Transactions with related parties and affiliates).

As of June 30, 2023, there were 30,184,388 outstanding common units and 622,296 general partnership units. As of June 30, 2023, Navios Maritime Holdings Inc. (“Navios Holdings”) owned an approximately 10.3% ownership interest in Navios Partners and the General Partner held an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statement of partners’ capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ Annual Report for the year ended December 31, 2022 filed on Form 20-F on March 24, 2023 with the U.S. Securities and Exchange Commission (“SEC”).

Based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources, including cash from sale of vessels, (see Note 4 – Vessels) to continue in operation and meet its financial commitments, including but not limited to, capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Following Russia’s invasion of Ukraine in February 2022 the United States, the European Union, the United Kingdom and other countries have announced sanctions against Russia, and may impose wider sanctions and take other actions in the future. To date, no apparent consequences have been identified on the Company’s business. It should be noted that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims in this regard. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse impact on our business, financial condition, results of operations and cash flows.

Interest rates have increased significantly as central banks in Europe, United States and other developed countries raise interest rates in an effort to reduce the inflation effect. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for the Company.

(b) Principles of consolidation: The accompanying interim condensed consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of the Republic of Marshall Islands, Liberia, Malta, Delaware, Cayman Islands, Hong Kong, British Virgin Islands, Luxemburg and Belgium from their dates of incorporation or from the date of acquiring control or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity.

A discussion of the Company’s significant accounting policies can be found in Note 2 to the Company’s consolidated financial statements included in the Annual Report filed on Form 20-F on March 24, 2023 with the SEC for the year ended December 31, 2022. There have been no material changes to these policies in the six months ended June 30, 2023, apart from those discussed below.

As of June 30, 2023, the Company has elected one of the optional expedients provided in the ASU 2020-04 Reference Rate Reform and its update that allows entities with contract modifications within the scope of Topic 470, for which the terms that are modified solely relate to directly replacing, or having the potential to replace a reference rate with another interest rate index, to account for the modification that meets the scope of paragraphs 848-20-15-2 through 15-3 as if the modification was not substantial. That is, the original contract and the new contract shall be accounted for as if they were not substantially different from one another, and the modification shall not be accounted for in the same manner as a debt extinguishment. As of June 30, 2023, the Company has entered into certain amendments in the existing loan agreements in order to replace the reference rate from Libor to Secured Overnight Financing Rate (“SOFR”). The Company will continue to evaluate the potential impact of adopting the standards on its consolidated financial statements.

(c) Revenue and Expense Recognition:

Revenue from time chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $300,689 and $255,288 for the three month periods ended June 30, 2023 and 2022, respectively. Revenue from time chartering and bareboat chartering of vessels amounted to $568,361 and $476,606 for the six month periods ended June 30, 2023 and 2022, respectively.

Revenue from voyage contracts

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $31,302 and $10,835 for the three month periods ended June 30, 2023 and 2022, respectively. Revenue from voyage contracts amounted to $55,052 and $17,406 for the six month periods ended June 30, 2023 and 2022, respectively.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $14,947 and $13,726 for the three month periods ended June 30, 2023 and 2022, respectively. Revenue from vessels operating in pooling arrangements amounted to $32,997 and $22,392 for the six month periods ended June 30, 2023 and 2022, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or semi-annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit-sharing revenue amounted to $0 and $812 for the three month periods ended June 30, 2023 and 2022, respectively. Profit-sharing revenue amounted to $50 and $874 for the six month periods ended June 30, 2023 and 2022, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Recent Accounting Pronouncements:

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2022.

NOTE 3 – CASH AND CASH EQUIVALENTS

	June 30, 2023	December 31, 2022
Cash and cash equivalents	$261,416	$157,814
Restricted cash	8,636	17,284
Total cash and cash equivalents and restricted cash	$270,052	$175,098

As of June 30, 2023 and December 31, 2022, restricted cash amounted to $8,636 and $17,284, respectively, and relates to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities and financial liabilities.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4 – VESSELS, NET

Total Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2022	$4,292,150	$(514,821)	$3,777,329
Additions/ (Depreciation)	271,703	(98,846)	172,857
Disposals	(232,920)	16,777	(216,143)
Balance June 30, 2023	$4,330,933	$(596,890)	$3,734,043

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

The above balances as of June 30, 2023 are analyzed in the following tables:

Owned Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2022	$3,757,903	$(505,943)	$3,251,960
Additions/ (Depreciation)	110,220	(87,232)	22,988
Disposals	(176,846)	15,686	(161,160)
Balance June 30, 2023	$3,691,277	$(577,489)	$3,113,788

Right-of-use assets under finance Lease	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2022	$534,247	$(8,878)	$525,369
Additions/ (Depreciation)	161,483	(11,614)	149,869
Transfers to owned vessels	(56,074)	1,091	(54,983)
Balance June 30, 2023	$639,656	$(19,401)	$620,255

Right-of-use asset under finance leases are calculated at an amount equal to the finance liability, increased with the allocated excess value, the initial direct costs and adjusted for the carrying amount of the straight-line effect of liability as well as the favorable and unfavorable lease terms derived from charter-in agreements. Following the declaration of the Company’s option to extend the charter period of the Navios Amber for one year commencing in May 2023, the corresponding right-of-use asset under finance lease was increased by $1,877, upon remeasurement of the finance lease liability, to $46,663 (see Note 6 – Borrowings).

During the six month periods ended June 30, 2023 and 2022, the Company capitalized certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation, scrubber system installation, and other improvements that amounted to $21,342 and $6,274, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows (see Note 12 – Transactions with related parties and affiliates).

Acquisition of Vessels

2023

On June 21, 2023, Navios Partners took delivery of the Navios Amethyst, a 2023-built Capesize vessel of 182,212 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right of use asset at $63,690, being an amount equal to the initial measurement of the finance lease liability (see Note 6- Borrowings) increased by the amount of $2,346, which was prepaid before the lease commencement.

On April 27, 2023, Navios Partners took delivery of the Navios Sakura, a 2023-built Capesize vessel of 182,169 dwt , from an unrelated third party by entering into a 15-year bareboat charter-in agreement which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right of use asset at $49,770, being an amount equal to the initial measurement of the finance lease liability (see Note 6- Borrowings) increased by the amount of $2,579, which was prepaid before the lease commencement.

 On March 29, 2023, Navios Partners took delivery of the Navios Altair, a 2023-built Capesize vessel of 182,115 dwt, from an unrelated third party, by entering into a 15-year bareboat charter-in agreement which provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the bareboat charter-in agreement as a finance lease, and recognized a right-of-use asset at $45,934 being an amount equal to the initial measurement of the finance lease liability (see Note 6 – Borrowings) increased by the amount of $2,815, which was prepaid before the lease commencement.

On March 6, 2023, Navios Partners paid an amount of $42,879 (including $1,600 related to the scrubber system installation) and acquired from an unrelated third party, the Navios Felix, a 2016-built scrubber-fitted Capesize vessel of 181,221 dwt, which was previously accounted for as a right-of-use asset under a finance lease. At the same date, the Company derecognized the right-of-use asset under finance lease and recognized the vessel at an aggregate cost of $53,232.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

On February 5, 2023, Navios Partners took delivery of the Navios Meridian, a 2023-built Panamax vessel of 82,010 dwt, from an unrelated third party, for an acquisition cost of $35,605.

Sale of Vessels

2023

On May 16, 2023, Navios Partners sold the Serenitas N, a 2011-built Ultra-Handymax vessel of 56,644 dwt, to an unrelated third party, for a net sales price of $12,005.

On May 4, 2023, Navios Partners sold the Navios Libertas, a 2007-built Panamax vessel of 75,511 dwt, to an unrelated third party, for a net sales price of $13,524.

On May 3, 2023, Navios Partners sold the Navios Anthos, a 2004-built Panamax vessel of 75,798 dwt, to an unrelated third party, for a net sales price of $10,780.

On April  5, 2023, Navios Partners sold the Aurora N, a 2008-built LR1 Product Tanker vessel of 63,495 dwt, to an unrelated third party, for a net sales price of $21,875.

On March 3, 2023, Navios Partners sold the Nave Photon, a 2008-built VLCC vessel of 297,395 dwt, to an unrelated third party, for a net sales price of $52,000.

On February 7, 2023, Navios Partners sold the Navios Prosperity I, a 2007-built Panamax vessel of 75,527 dwt, to an unrelated third party, for a net sales price of $13,337.

On February 3, 2023, Navios Partners sold the Jupiter N, a 2011-built Post-Panamax vessel of 93,062 dwt, to an unrelated third party, for a net sales price of $16,096.

On January 26, 2023, Navios Partners sold the Star N, a 2009-built MR1 Product Tanker vessel of 37,836 dwt, to an unrelated third party, for a net sales price of $17,738.

On January 26, 2023, Navios Partners sold the Navios Amaryllis, a 2008-built Ultra-Handymax vessel of 58,735 dwt, to an unrelated third party, for a net sales price of $14,798.

On January 24, 2023, Navios Partners sold the Nave Polaris, a 2011-built Chemical Tanker vessel of 25,145 dwt, to an unrelated third party, for a net sales price of $14,909.

On January 17, 2023, Navios Partners sold the Nave Dorado, a 2005-built MR2 Product Tanker vessel of 47,999 dwt, to an unrelated third party, for a net sales price of $15,313.

On January 9, 2023, Navios Partners sold the Nave Cosmos, a 2010-built Chemical Tanker vessel of 25,130 dwt, to an unrelated third party, for a net sales price of $13,464.

Following the sale of the above vessels during the six month period ended June 30, 2023, the aggregate amount of $43,601 (including the aggregate remaining carrying balance of dry-dock and special survey cost of $11,078) was presented under the caption “Gain on sale of vessels, net” in the condensed Consolidated Statements of Operations and condensed Consolidated Statements of Cash Flows.

Vessels agreed to be sold

On May 10, 2023, Navios Partners agreed to sell the Lumen N, a 2008-built LR1 vessel of 63,599 dwt, to an unrelated third party, for a net sales price of $21,583. The sale was completed on July 7, 2023. The aggregate net carrying amount of the vessel amounted to $14,246 at the date of the sale. The vessel was subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore, did not qualify as an asset held for sale as of June 30, 2023.

NOTE 5 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of June 30, 2023 and December 31, 2022 consisted of the following:

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2022	$211,644	$(132,928)	$78,716
Amortization	—	(9,207)	(9,207)
Favorable lease terms June 30, 2023	$211,644	$(142,135)	$69,509

Amortization expense of favorable lease terms for each of the periods ended June 30, 2023 and 2022 is presented in the following table:

	Three Month Period Ended June 30, 2023	Three Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Favorable lease terms	$(4,539)	$(5,565)	$(9,207)	$(12,430)
Total	$(4,539)	$(5,565)	$(9,207)	$(12,430)

 The aggregate amortization of the intangible assets for the 12-month periods ending June 30 for the following years is estimated to be as follows:

Period	Amount
2024	$18,156
2025	17,702
2026	11,182
2027	5,115
2028	4,982
2029 and thereafter	12,372
Total	$69,509

Intangible assets subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero. As of June 30, 2023, the weighted average useful life of the remaining favorable lease terms was 5.2 years.

Intangible liabilities as of June 30, 2023 and December 31, 2022 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2022	$(231,407)	$183,501	$(47,906)
Amortization	—	12,910	12,910
Unfavorable lease terms June 30, 2023	$(231,407)	$196,411	$(34,996)

Amortization income of unfavorable lease terms for each of the periods ended June 30, 2023 and 2022 is presented in the following table:

	Three Month Period Ended	Three Month Period Ended	Six Month Period Ended	Six Month Period Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Unfavorable lease terms	$5,322	$17,587	$12,910	$39,426
Total	$5,322	$17,587	$12,910	$39,426

The aggregate amortization of the intangible liabilities for the 12-month periods ending June 30 is estimated to be as follows:

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

Period	Amount
2024	$13,319
2025	12,204
2026	9,473
2027	—
2028	—
2029 and thereafter	—
Total	$34,996

Intangible liabilities subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero. As of June 30, 2023, the weighted average useful life of the remaining unfavorable lease terms was 2.8 years.

NOTE 6 – BORROWINGS

Borrowings as of June 30, 2023 and December 31, 2022 consisted of the following:

	June 30, 2023	December 31, 2022
Credit facilities	$933,627	$874,038
Financial liabilities	526,156	695,934
Finance lease liabilities	481,305	389,007
Total borrowings	$1,941,088	$1,958,979
Less: Current portion of long-term borrowings, net	(303,249)	(391,095)
Less: Deferred finance costs, net	(16,385)	(13,532)
Long-term borrowings, net	$1,621,454	$1,554,352

As of June 30, 2023, the total borrowings, net of deferred finance costs were $1,924,703.

Credit Facilities

FIRST-CITIZENS BANK & TRUST COMPANY: On December 21,2022, Navios Partners entered into a credit facility with First-Citizens Bank & Trust Company of up to $44,200 in order to refinance the existing indebtedness of three of its tanker vessels and for general corporate purposes. On January 5, 2023, the full amount was drawn. As of June 30, 2023, the total outstanding balance was $42,700 and is repayable in 19 consecutive quarterly installments of $1,500 each, with a final balloon installment of $14,200 to be paid on the last repayment date. The facility matures in the first quarter of 2028 and bears interest at Term Secured Overnight Financing Rate (“Term SOFR”) plus 195 bps per annum.

DNB BANK ASA: On February 16, 2023, Navios partners entered into a credit facility with DNB Bank ASA for a total amount up to $161,600 in order to finance part of the contract price of four newbuilding container vessels, currently under construction. As of June 30, 2023 the total amount has remained undrawn. The credit facility matures ten years after drawdown and bears interest at SOFR plus 170 bps per annum.

SKANDINAVISKA ENSKILDA BANKEN AB : On April 19, 2023, Navios Partners entered into a credit facility with Skandinaviska Enskilda Banken AB of up to $65,000 in order to refinance the existing indebtedness of five of its tanker vessels and for general corporate purposes. On April 21, 2023, the full amount was drawn. As of June 30, 2023, the total outstanding balance was $65,000 and is repayable in 20 consecutive quarterly installments of $1,950 each, with a final balloon installment of $26,000 to be paid on the last repayment date. The facility matures in the second quarter of 2028 and bears interest at SOFR plus 200 bps per annum.

KFW IPEX-BANK GMBH: On April 25, 2023, Navios Partners entered into an export agency-backed facility with KFW IPEX-BANK GMBH (“KFW”) for a total amount of up to $165,638 in order to finance the acquisition of two newbuilding 7,700 TEU containerships. As of June 30, 2023, the Company has drawn a total amount of $27,026 reflecting the commercial pre-delivery Tranche A. As of June 30, 2023 the total outstanding balance was $27,026. The facility is scheduled to mature 12 years after the drawdown date and bears interest at SOFR plus 150 bps per annum.

EUROBANK S.A: On May 2, 2023, Navios Partners entered into a credit facility with Eurobank S.A of up to $30,000 to refinance the existing indebtedness of three of its tanker vessels and for general corporate purposes. On May 3, 2023, the full amount was drawn. As of June 30, 2023, the total outstanding balance was $30,000 and is repayable in 20 consecutive quarterly installments of $900 each, with a final balloon installment of $12,000 to be paid on the last repayment date. The facility matures in the second quarter of 2028 and bears interest at Term SOFR plus 100 bps per annum for any part of the loan (up to 70%) secured by cash collateral and 225 bps per annum for the remaining amount.

BNP PARIBAS: On June 12, 2023, Navios Partners entered into a credit facility with BNP Paribas of up to $40,000 in order to refinance the existing indebtedness of nine of its containerships. On June 16, 2023, the full amount was drawn. As of June 30, 2023, the total outstanding balance was $40,000, and is repayable in 12 consecutive quarterly installments of $2,083 each, with a final balloon installment of $15,004 to be paid on the last repayment date. The facility matures in the second quarter of 2026 and bears interest at SOFR plus 250 bps per annum.

On June 21, 2023, Navios Partners entered into a credit facility with BNP Paribas and Credit Agricole Corporate and Investment Bank of up to $107,600 in order to refinance the existing indebtedness of ten of its vessels and for general

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

corporate purposes. On June 26, 2023, the full amount was drawn. As of June 30, 2023, the total outstanding balance was $107,600 and is repayable in 12 consecutive quarterly installments of $7,000 each, with a final balloon installment of $23,600 to be paid on the last repayment date. The facility matures in the second quarter of 2026 and bears interest at SOFR plus 250 bps per annum.

NATIONAL BANK OF GREECE S.A: On June 20, 2023, Navios Partners entered into credit facility with National Bank of Greece S.A of up to $77,822 in order to refinance the existing indebtedness of ten of its vessels and for general corporate purposes. In June 2023, the full amount was drawn. As of June 30, 2023, the total outstanding balance was $77,822 and is repayable in 20 consecutive quarterly installments of $2,500 each, with a final balloon installment of $27,822 to be paid on the last repayment date. The facility matures in the second quarter of 2028 and bears interest at Term SOFR plus 215 bps per annum.

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK: On June 28, 2023, Navios Partners entered into credit facility with Credit Agricole Corporate and Investment Bank of up to $62,400 in order to refinance existing indebtedness of seven of its dry bulk vessels. On June 30, 2023, the full amount was drawn. As of June 30, 2023, the total outstanding balance was $62,400 and is repayable in 12 consecutive quarterly installments of $2,750 each, with a balloon installment of $29,400 to be paid on the last repayment date. The facility matures in the second quarter of 2026 and bears interest at Term SOFR plus 250 bps per annum.

Financial Liabilities

In January 2022, the Company entered into a sale and leaseback agreement of $27,440 with an unrelated third party for the Navios Meridian, a newbuilding Panamax vessel of 82,010 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. In January 2022, Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. Under ASC 842-40, the transfer of the vessel was determined to be a failed sale. In February 2023, Navios Partners took delivery of the Navios Meridian and recognized an amount of $27,440 as financial liability in accordance with ASC 842-40. Navios Partners is obliged to make 120 consecutive monthly payments of $152 each that commenced in February 2023. The sale and leaseback transaction matures in the first quarter of 2033, with a purchase obligation of $9,147 on the last repayment date and bears interest at Libor plus 180 bps per annum. As of June 30, 2023, the outstanding balance under the sale and leaseback agreement was $26,678.

In February 2023, the Company entered into a sale and leaseback agreement of $32,000 with an unrelated third party, in order to finance the Navios Felix, a 2016-built Capesize vessel of 181,221 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. Navios Partners has a purchase option of $750 to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the fair value of the asset at the end of the lease term, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. On March 10, 2023, the amount of $32,000 was drawn. Navios Partners is obligated to make 120 consecutive monthly payments of $260 each that commenced in March 2023. The sale and leaseback transaction matures in the first quarter of 2033 and bears interest at Libor plus 200 bps per annum. As of June 30, 2023, the outstanding balance under the sale and leaseback agreement was $30,958.

In May 2023, Navios Partners entered into a sale and leaseback agreement of $178,000 with an unrelated third party, in order to finance the acquisition of two newbuilding 5,300 TEU containerships and two newbuilding Aframax/LR2 tanker vessels. As of June 30, 2023 the total amount has remained undrawn. The sale and leaseback transaction matures ten years after the drawdown date and bears interest at Term SOFR plus 210 bps per annum.

Finance Lease Liabilities

On July 29, 2022, Navios Partners took delivery of the Navios Amber, a 2015-built Panamax vessel of 80,994 dwt, for a remaining one-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the first half of 2023, the Company declared its option to extend the charter period for one year commencing in May 2023. Under the ASC 842, the extension of the charter period is considered as a lease modification. Consequently, the Company reallocated the remaining consideration in the contract and remeasured the finance lease liability by using the updated Company’s incremental borrowing rate of approximately 6%. The finance lease liability recognized at the date of modification was increased by $1,877. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability (see Note 4 – Vessels, net). As of June 30, 2023, the outstanding balance was $33,963 and is repayable in one year in consecutive monthly installments up to $303 each, with a purchase option of $30,690.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

On March 29, 2023, Navios Partners took delivery of the Navios Altair, a 2023-built Capesize vessel of 182,115 dwt under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6.5%. As of June 30, 2023, the outstanding balance was $40,775 and is repayable in 15 years in consecutive monthly installments up to $298 each, with a purchase option of $9,500, assuming that the option will be exercised at the end of the agreement.

On April 27, 2023, Navios Partners took delivery of the Navios Sakura, a 2023-built Capesize vessel of 182,169 dwt, under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting at the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 5.8%. As of June 30, 2023, the outstanding balance was $44,509 and is repayable in 15 years in consecutive monthly installments up to $334 each, with a purchase option of $9,500, assuming that the option will be exercised at the end of the agreement.

On June 21, 2023, Navios Partners took delivery of the Navios Amethyst, a 2023-built Capesize vessel of 182,212 dwt, under a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value of the charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 5.6%. As of June 30, 2023, the outstanding balance was $59,521 and is repayable in 15 years in consecutive monthly installments up to $399 each, with a purchase option of $10,500, assuming that the option will be exercised at the end of the agreement.

The Company recognizes the total interest expense incurred on finance lease liabilities under the caption “Interest expense and finance cost, net” in the condensed Consolidated Statements of Operations. As of each of the three and six month periods ended June 30, 2023, the total interest expense incurred amounted to $7,457 and $12,622, respectively. No interest expense on finance lease liabilities was incurred for each of the three and six month periods ended June 30, 2022. As of June 30, 2023, payments related to the finance lease liabilities for the three month, and six month periods ended amounted to $6,431, and $12,119, respectively, and are presented under the caption “Repayment of long-term debt and financial liabilities” in the condensed Consolidated Statements of Cash Flows.

Credit Facilities and Financial Liabilities

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’, Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs related to the vessels, including the fixed daily fee payable under the Management Agreements (defined herein).

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

As of June 30, 2023 and December 31, 2022, the security deposits under certain sale and leaseback agreements were $0 and $8,650, respectively, and are presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 110% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth of $135,000.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of June 30, 2023, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2023 were 7.44% and 7.20%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2022 was 4.27% and 3.98%, respectively.

The maturity table below reflects the principal payments for the next five 12-month periods ending June 30 of the following years and thereafter of all borrowings of Navios Partners outstanding as of June 30, 2023, based on the repayment schedules of the respective credit facilities, financial liabilities and finance lease liabilities.

Period	Amount
2024	$308,970
2025	550,942
2026	294,971
2027	227,426
2028	162,441
2029 and thereafter	396,338
Total	$1,941,088

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity of the related instruments.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Restricted Cash: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Amounts due from related parties, long-term: The carrying amount of due from related parties long-term reported in the condensed Consolidated Balance Sheets approximates its fair value.

Amounts due from related parties, short-term: The carrying amount of due from related parties short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these receivables.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

 Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these payables.

Credit facilities and financial liabilities, including current portion, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate credit facilities and financial liabilities continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	June 30, 2023		December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$261,416	$261,416	$157,814	$157,814
Restricted cash	$8,636	$8,636	$17,284	$17,284
Amounts due from related parties, long-term	$39,519	$39,519	$41,403	$41,403
Amounts due from related parties, short-term	$2,647	$2,647	$—	$—
Amounts due to related parties, short-term	$—	$—	$(104,751)	$(104,751)
Credit facilities and financial liabilities, including current portion, net	$(1,443,398)	$(1,459,783)	$(1,556,440)	$(1,569,972)

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of June 30, 2023 and December 31, 2022.

	Fair Value Measurements as at June 30, 2023
	Total	Level I	Level II	Level III
Cash and cash equivalents	$261,416	$261,416	$—	$—
Restricted cash	$8,636	$8,636	$—	$—
Amounts due from related parties, long-term	$39,519	$—	$39,519	$—
Amounts due from related parties, short-term	$2,647	$—	$2,647	$—
Credit facilities and financial liabilities, net (1)	$(1,459,783)	$—	$(1,459,783)	$—

	Fair Value Measurements as at December 31, 2022
	Total	Level I	Level II	Level III
Cash and cash equivalents	$157,814	$157,814	$—	$—
Restricted cash	$17,284	$17,284	$—	$—
Amounts due from related parties, long-term	$41,403	$—	$41,403	$—
Amounts due to related parties, short-term	$(104,751)	$—	$(104,751)	$—
Credit facilities and financial liabilities, net (1)	$(1,569,972)	$—	$(1,569,972)	$—

(1)	The fair value of the Company’s credit facilities and financial liabilities is estimated based on currently available credit facilities and financial liabilities with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

The estimated fair value of the Company’s assets measured at fair value on a non-recurring basis, is based on the concluded sales price and is categorized based upon the fair value hierarchy as follows:

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

	Fair Value Measurements as at December 31, 2022
	Total	Level I	Level II	Level III
Vessels, net	$57,402	$—	$57,402	$—

NOTE 8 – REPURCHASES AND ISSUANCE OF UNITS

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100,000 of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. As of June 30, 2023, no repurchases of common units had been made. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically.

The effect of compensation expense arising from the restricted common units granted in December 2019 and 2018 and February 2019, amounted to $1 and $2 for the three and six month periods ended June 30, 2023, respectively, and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

The effect of compensation expense arising from the restricted common units granted in December 2019 and 2018 and February 2019, amounted to $40 and $82 for the three and six month periods ended June 30, 2022, respectively, and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

As of June 30, 2023, the estimated compensation cost related to service conditions of non-vested restricted common units granted in 2019 not yet recognized was $2.

As of each of June 30, 2023 and December 31, 2022, there were 1,001 restricted common units outstanding that remained unvested.

NOTE 9 – SEGMENT INFORMATION

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet as a whole, determining where to allocate resources and drive business forward by examining consolidated results. Thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk, Containerships and Tankers operate worldwide. Revenues from specific geographic region, which contribute over 10.0% of total revenue, are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

	Three Month Period Ended June 30, 2023	Three Month Period Ended June 30, 2022	Six Month Period Ended June 30, 2023	Six Month Period Ended June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Asia	$249,486	$180,047	$450,239	$321,244
Europe	57,901	77,047	117,352	150,963
America	39,551	23,567	88,869	45,071
Total	$346,938	$280,661	$656,460	$517,278

NOTE 10 – INCOME TAXES

The Republic of the Marshall Islands does not impose a tax on international shipping income. Under the laws of the Marshall Islands, Liberia, Cayman Islands, Hong Kong, British Virgin Islands Panama and Belgium, the countries of the vessel-owning subsidiaries’ incorporation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel expenses in the accompanying condensed Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state, which is calculated on the basis of the relevant vessel’s tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece.

The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

We have elected to be treated and we are currently treated as a corporation for U.S. federal income tax purposes. As such, we are not subject to section 1446 as that section only applies to entities that for U.S. federal income tax purposes are characterized as partnerships.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In November 2017, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2,770 was paid during the year ended December 31, 2017 and the second half of $2,770 was paid during the year ended December 31, 2018. As of June 30, 2023, the total amount of $6,231, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract each, from an unrelated third party, the Navios Amitie and the Navios Star, two newbuilding Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The vessels were delivered in Navios Partner’s fleet on May 28, 2021 and June 10, 2021,

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

respectively. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charters. Navios Partners had agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 was paid upon the delivery of the vessels. As of June 30, 2023, the total amount of $13,215, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and first half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. During the year ended December 31, 2021, the first installment of each vessel of $6,160, or $24,640 accumulated for the four vessels, was paid. During the year ended December 31, 2022, the aggregate amount of $36,960 in relation to the second instalment for the four vessels and the third instalment for the two vessels, was paid. As of June 30, 2023, the total amount of $61,600 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. During the year ended December 31, 2021, the first installment of each vessel of $6,160, or $12,320 accumulated for the two vessels, was paid. During the first half of 2023, the second installment of $6,160 for the one vessel, was paid. As of June 30, 2023, the total amount of $18,480 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62,825 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and in 2024. Navios Partners agreed to pay in total $25,130 in four installments for each vessel and the remaining amount of $37,695 plus extras for each vessel will be paid upon delivery of the vessel. During the year ended December 31, 2022, the aggregate amount of $43,978 in relation to the first installment for the four vessels, the second installment for the two vessels and the third installment for the one vessel, was paid. During the first half of 2023, the aggregate amount of $18,848 in relation to the second installment for the two vessels and the third installment for the one vessel was paid. As of June 30, 2023, the total amount of $ 62,825 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In April 2022, Navios Partners agreed to purchase four 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $58,500 each (plus $4,158 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2024. Navios Partners agreed to pay in total $23,400 plus extras in four installments for each vessel and the remaining amount of $35,100 plus extras for each vessel will be paid upon delivery of each vessel. During the year ended December 31, 2022, the first installment of each vessel of $6,266, or $25,063 accumulated for the four vessels, was paid. During the first half of 2023, the aggregate amount of $12,532 in relation to the second installment for the two vessels was paid. As of June 30, 2023, the total amount of $37,595 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In June 2022, Navios Partners agreed to purchase two newbuilding liquefied natural gas (LNG) dual fuel 7,700 TEU containerships, from an unrelated third party, for an amended purchase price of $115,510 each (original price of $120,610 each). The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024 and the first quarter of 2025. Navios Partners agreed to pay in total $92,408 in four installments for each vessel and the remaining amount of $23,102 for each vessel will be paid upon delivery of the vessel. During the year ended December 31, 2022, the first installment of each vessel of $23,102, or $46,204 accumulated for the two vessels, was paid. During the first half of 2023, the aggregate amount of $46,204 in relation to the second installment for the two vessels of $23,102 was paid. As of June 30, 2023, the total amount of $92,408 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In November 2022, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $60,500 each (plus $4,158 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2025. Navios Partners agreed to pay in total $24,200 plus extras in four installments for each vessel

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

and the remaining amount of $36,300 plus extras for each vessel will be paid upon delivery of each vessel. During the first half of 2023, the aggregate amount of $12,100 in relation to the first installment for the two vessels was paid. As of June 30, 2023, the total amount of $12,100 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In December 2022, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2025 and the first half of 2026. The closing of the transaction is subject to completion of customary documentation.

During the second quarter of 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026 and the first half of 2027. The closing of the transaction is subject to completion of customary documentation.

Upon acquisition of the majority of outstanding stock of Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Partners assumed the following commitments:

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for the Baghdad and Erbil, two newbuilding Japanese VLCCs of 313,433 dwt and 313,486 dwt, respectively. On October 28, 2020, Navios Acquisition took delivery of the Baghdad. On February 17, 2021, Navios Acquisition took delivery of the Erbil. As of June 30, 2023, the total amount of $1,767 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In the first quarter of 2019, Navios Acquisition exercised its option to a 12-year bareboat charter-in agreement with de-escalating purchase options for the Nave Electron, a newbuilding Japanese VLCC of 313,239 dwt. On August 30, 2021, Navios Partners took delivery of the Nave Electron. As of June 30, 2023, the total amount of $1,608 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In the second quarter of 2020, Navios Acquisition exercised its option for the Nave Celeste, a newbuilding Japanese VLCC of 313,418 dwt under a 12-year bareboat charter agreement with de-escalating purchase options. On July 5, 2022, Navios Partners took delivery of the Nave Celeste. As of June 30, 2023, the total amount of $1,051 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

As of June 30, 2023, an amount of $32,189 related to capitalized costs is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

As of June 30, 2023, the Company’s future minimum lease commitments under the Company’s bareboat-in contracts for undelivered vessels, are as follows:

Period ending June 30,	Amount
2024	$—
2025	—
2026	2,545
2027	9,728
2028	12,371
2029 and thereafter	99,338
Total	$123,982

NOTE 12 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses: In August 2019, Navios Partners extended the duration of its management agreement (“Management Agreement”) with the Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party.

Following the completion of the merger with Navios Maritime Containers L.P. (“Navios Containers”), the fleet of Navios Containers is included in Navios Partners’ owned fleet and continued to be operated by the Manager pursuant to the terms of the Navios Containers’ management agreement with the Manager (the “NMCI Management Agreement”).

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

Following the completion of the merger with Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet and continued to be operated by Tankers Manager pursuant to the terms of Navios Acquisition’s management agreement with Tankers Manager (the “NNA Management Agreement” and together with the Management Agreement and the NMCI Management Agreement, the “Management Agreements”).

The Management Agreements also provide for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% of the fixed daily fee after January 1, 2022 for the remaining period unless agreed otherwise.

Following completion of the mergers with Navios Containers and Navios Acquisition, the Managers provided commercial and technical management services to Navios Partners’ vessels until December 31, 2021 for a daily fee of: (a) $4.35 per Ultra-Handymax Vessel; (b) $4.45 per Panamax Vessel; (c) $5.41 per Capesize Vessel; (d) $6.1 per Containership of TEU 1,300 up to 3,400; (e) $6.22 per Containership of TEU 3,450 up to 4,999; (f) $6.9 per Containership of TEU 6,800; (g) $7.78 per Containership of TEU 8,000 up to 9,999; (h) $8.27 per Containership of TEU 10,000 up to 11,999; (i) $6.83 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.23 per LR1 product tanker vessel; and (k) $9.65 per VLCC. Commencing from January 1, 2022 vessel operating expenses were fixed for one year for a daily fee of: (a) $4.48 per Ultra-Handymax Vessel; (b) $4.58 per Panamax Vessel; (c) $5.57 per Capesize Vessel; (d) $6.28 per Containership of TEU 1,300 up to 3,400; (e) $6.40 per Containership of TEU 3,450 up to 4,999; (f) $7.11 per Containership of TEU 6,800; (g) $8.01 per Containership of TEU 8,000 up to 9,999; (h) $8.52 per Containership of TEU 10,000 up to 11,999; (i) $7.03 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.44 per LR1 product tanker vessel; and (k) $9.94 per VLCC.

Pursuant to the acquisition of the 36-vessel drybulk fleet from Navios Holdings, which includes time charter-in vessels, Navios Partners and the Manager, on July 25, 2022, amended the Management Agreement to include a technical and commercial management fee of $0.025 per time charter-in vessel per day.

Commencing from January 1, 2023 vessel operating expenses are fixed for one year for a daily fee of: (a) $4.62 per Ultra-Handymax Vessel; (b) $4.72 per Panamax Vessel; (c) $5.74 per Capesize Vessel; (d) $6.47 per Containership of TEU 1,300 up to 3,400; (e) $6.59 per Containership of TEU 3,450 up to 4,999; (f) $7.32 per Containership of TEU 5,000 up to 6,800; (g) $8.25 per Containership of TEU 8,000 up to 9,999; (h) $8.77 per Containership of TEU 10,000 up to 11,999; (i) $7.24 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.67 per LR1 product tanker vessel; and (k) $10.24 per VLCC.

The Management Agreements also provide for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the agreements are terminated on or before December 31, 2024.

Drydocking expenses are reimbursed at cost for all vessels.

During the three and six month periods ended June 30, 2023, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation, scrubber system installation, and other improvements under the Company’s Management Agreements, amounted to $14,154 and $19,743, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows.

During the three and six month periods ended June 30, 2022 certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company’s Management Agreements, amounted to $3,628 and $6,274, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows.

During three and six month periods ended June 30, 2023, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $997 and $2,291, respectively, and are presented under the caption of “Direct vessel expenses” in the condensed Consolidated Statements of Operations.

During the three and six month periods ended June 30, 2022, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $2,342 and $5,297, respectively, and are presented under the caption of “Direct vessel expenses” in the condensed Consolidated Statements of Operations.

Total vessel operating expenses for the three and six month periods ended June 30, 2023 amounted to $82,550 and $165,766, respectively.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

Total vessel operating expenses for the three and six month periods ended June 30, 2022 amounted to $73,989 and $147,161, respectively.

General and administrative expenses: Pursuant to the administrative services agreement (the “Administrative Services Agreement”), the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Total general and administrative expenses charged by the Manager for the three and six month periods ended June 30, 2023 amounted to $15,755 and $29,861, respectively. Total general and administrative expenses charged by the Manager for the three and six month periods ended June 30, 2022 amounted to $10,318 and $20,523, respectively.

Balance due from/ (to) related parties: Balance due from related parties long-term as of June 30, 2023 and December 31, 2022 amounted to $39,519 and $41,403, respectively. Balance due from related parties short-term as of June 30, 2023 and December 31, 2022 amounted to $2,647 and $0, respectively. Balance due to related parties, short-term as of June 30, 2023 and December 31, 2022 amounted to $0 and $104,751, respectively. The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreements.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

General partner: Olympos Maritime Ltd., an entity affiliated to our Chairwoman and Chief Executive Officer, Angeliki Frangou, is the holder of Navios Partners’ general partner interest.

NOTE 13 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The amount of distributions paid by Navios Partners and the decision to make any distribution is determined by the Company’s board of directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable. There is no guarantee that the Company will pay the quarterly distribution on the common units in any quarter. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There are incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375 per unit.

In January 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2021 of $0.05 per unit. The distribution was paid on February 11, 2022 to all unitholders of common units and general partnership units of record as of February 9, 2022. The aggregate amount of the declared distribution was $1,541.

In April 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2022 of $0.05 per unit. The distribution was paid on May 12, 2022 to all unitholders of common units and general partner units of record as of May 9, 2022. The aggregate amount of the declared distribution was $1,541.

In January 2023, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2022 of $0.05 per unit. The distribution was paid on February 14, 2023 to all unitholders of common units and general partnership units of record as of February 10, 2023. The aggregate amount of the declared distribution was $1,540.

In April 2023, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2023 of $0.05 per unit. The distribution was paid on May 12, 2023 to all unitholders of common units and general partnership units of record as of May 9, 2023. The aggregate amount of the declared distribution was $1,540.

In July 2023, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2023 of $0.05 per unit. The distribution was paid on August 11, 2023 to all unitholders of common units and general partner units of record as of August 8, 2023. The aggregate amount of the declared distribution was $1,540.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings per common unit is determined by dividing net income by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partnership units on a 98%-2% basis. There were no options or phantom units outstanding during each of the six month periods ended June 30, 2023 and 2022.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended	Three Month Period Ended	Six Month Period Ended	Six Month Period Ended

	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$112,308	$118,160	$211,473	$203,825
Income attributable to:
Common unitholders	$110,062	$115,797	$207,245	$199,749
Weighted average units outstanding basic
Common unitholders	30,183,387	30,154,171	30,183,387	30,154,171
Earnings per unit basic:
Common unitholders	$3.65	$3.84	$6.87	$6.62
Weighted average units outstanding diluted
Common unitholders	30,184,388	30,197,087	30,184,388	30,197,087
Earnings per unit diluted:
Common unitholders	$3.65	$3.83	$6.87	$6.61
Earnings per unit distributed basic:
Common unitholders	$0.05	$0.05	$0.10	$0.10
Earnings per unit distributed diluted:
Common unitholders	$0.05	$0.05	$0.10	$0.10

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

 Potential common units of 1,001 and 42,916 for the six month periods ended June 30, 2023 and 2022, respectively, are included in the calculation of earnings per unit diluted.

NOTE 14 – LEASES

Time charter out contracts and pooling arrangements

The Company’s contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842.

Operating Leases

A discussion of the Company’s operating leases can be found in Note 22 – Leases to the Company’s consolidated financial statements included in the Annual Report filed on Form 20-F on March 24, 2023 with the SEC for the year ended December 31, 2022.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for the Navios Libra and the Nave Celeste, 5% for the Navios Amitie and the Navios Star, 6% for the Baghdad, the Erbil, the Navios Horizon I, the Navios Gemini, the Navios Venus and the Navios Lyra, and 4% for the Nave Electron.

As of June 30, 2023 and December 31, 2022, the outstanding balance of the operating lease liability amounted to $290,857 and $311,115, respectively, and is presented under the captions “Operating lease liabilities, current portion” and “Operating lease liabilities, net” in the condensed Consolidated Balance Sheets. Right-of-use assets amounted to $297,644 and $323,048 as at June 30, 2023 and December 31, 2022, respectively, and are presented under the caption “Operating lease assets” in the condensed Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire expenses on a straight-line basis over the lease term. Lease expense incurred and paid for the three and six months period ended June 30, 2023 amounted to $17,418 and $34,751, respectively. Lease expense incurred and paid for the three and six month periods ended June 30, 2022 amounted to $7,702, and $15,319, respectively. Lease expense is presented under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Operations.

For the three and six month periods ended June 30, 2023, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $22,746 and $43,120, respectively. For the three and six month periods ended June 30, 2022, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $18,117 and $34,299, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

As of June 30, 2023, the weighted average useful life of the remaining operating lease terms was 9.3 years.

The table below provides the total amount of lease payments on an undiscounted basis on the Company’s chartered-in contracts as of June 30, 2023:

Period ending June 30,	Amount
2024	$50,472
2025	41,071
2026	38,340
2027	37,891
2028	37,312
2029 and thereafter	167,892
Total	$372,978
Operating lease liabilities, including current portion	$290,857
Discount based on incremental borrowing rate	$82,121

Finance Leases

For a detailed description of the finance lease liabilities and right-of-use assets for vessels under finance leases, refer to (i) Note 6 – Borrowings and Note 4 – Vessels, net, respectively; and (ii) Note 11 – Borrowings and Note 7 – Vessels, net, respectively, to the Company’s consolidated financial statements included in the Annual Report filed on Form 20-F on March 24, 2023 with the SEC for the year ended December 31, 2022.

For the three and six month periods ended June 30, 2023 the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $22,080 and $39,865, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations.

As of June 30, 2023, the weighted average useful life of the remaining finance lease terms was 9.1 years.

The table below provides the total amount of lease payments and options to acquire vessels on an undiscounted basis under the Company’s finance leases as of June 30, 2023:

Period ending June 30,	Amount
2024	$58,259
2025	160,957
2026	36,753
2027	36,307
2028	35,997
2029 and thereafter	347,103
Total	$675,376
Finance lease liabilities, including current portion (see Note 6 – Borrowings)	$481,305
Discount based on incremental borrowing rate	$194,071

Bareboat charter-out contract

Subsequently to the charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of ten years for the Baghdad and the Erbil and an extra optional period of five years, for both vessels, and for a firm period of up to two-years for the Nave Celeste. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the agreements are operating leases.

The Company recognizes in relation to the operating leases for the charter-out agreements the charter-out hire income in the Consolidated Statements of Operations on a straight-line basis. For the three and six month periods ended June 30, 2023 the charter hire income (net of commissions, if any) amounted to $8,065 and $16,042, respectively. For the three and six month periods ended June 30, 2022, the charter hire income (net of commissions, if any) amounted to $5,247 and $10,432, respectively. Charter hire income (net of commissions, if any) is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations.

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NAVIOS MARITIME PARTNERS L.P. UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in thousands of U.S. Dollars except unit data)

NOTE 15 – SUBSEQUENT EVENTS

In August 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $20,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. The closing of the transaction is subject to completion of customary documentation.

In August 2023, Navios Partners agreed to acquire from an unrelated third party, the Navios Horizon I, a 2019-built Kamsarmax vessel of 81,692 dwt (previously chartered-in) for an acquisition price of $27,950 million. The delivery of the vessel is expected within the third quarter of 2023.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: August 31, 2023